Filed pursuant to Rule 424(b)(2)
Registration No. 333-169357

CALCULATION OF REGISTRATION FEE

		Proposed
		maximum	Proposed maximum	Amount of
Title of each class of securities	Amount to be	offering price	aggregate offering	registration
to be registered	registered	per security	price	fee(1)
3.200% Senior Notes due 2015	$350,000,000	99.823%	$349,380,500	$24,910.83
4.625% Senior Notes due 2020	$400,000,000	99.600%	$398,400,000	$28,405.92
6.625% Senior Notes due 2037	$150,000,000	105.495%	$158,242,500	$11,282.69

(1)	Calculated in accordance with Rule 457(r).
Prospectus supplement
(To prospectus dated September 14, 2010)

$350,000,000 3.200% Senior Notes due 2015
$400,000,000 4.625% Senior Notes due 2020
$150,000,000 6.625% Senior Notes due 2037

We are offering $350,000,000 of 3.200% Senior Notes due 2015, which we refer to as the 2015 notes, which will mature on November 1, 2015, $400,000,000 of 4.625% Senior Notes due 2020, which we refer to as the 2020 notes, which will mature on November 1, 2020, and $150,000,000 of 6.625% Senior Notes due 2037, which we refer to as the 2037 notes, which will mature on April 15, 2037. We refer to the 2015 notes, the 2020 notes and the 2037 notes, collectively, as the notes. Interest on the 2015 notes and the 2020 notes is payable on May 1 and November 1 of each year beginning on May 1, 2011 and interest on the 2037 notes is payable on April 15 and October 15 of each year beginning on October 15, 2010. We may redeem the notes in whole or in part at any time at the applicable redemption price set forth under “Description of the notes—Optional redemption.” We must redeem all of the 2015 notes and the 2020 notes under the circumstances and at the redemption price described in this prospectus supplement in “Description of the notes—Special Mandatory Redemption.” The 2037 notes will not be subject to such special mandatory redemption. We must offer to repurchase the notes upon the occurrence of a change of control triggering event at the price described in this prospectus supplement in “Description of the Notes—Repurchase upon Change of Control Repurchase Event.”

The notes will be unsecured obligations of our company and will rank equally with all of our other unsecured, senior indebtedness. The notes will be issued only in registered form. The 2015 notes and the 2020 notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000, and the 2037 notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

We previously issued $100 million in aggregate principal amount of 6.625% Senior Notes due 2037, which we refer to as the existing 2037 notes, under the indenture governing our senior notes. The 2037 notes will be treated as a single series with our existing 2037 notes for purposes of the indenture, and the 2015 notes and 2020 notes will be separate series of debt securities under the indenture.

Investing in the notes involves risks. See “Risk factors” on page S-8.

			Proceeds, before
	Public	Underwriting	expenses, to
	offering price	discount	Corn Products

Per 2015 note	99.823%(1)	0.600%	99.223%(1)
Total	$349,380,500(1)	$2,100,000	$347,280,500(1)

Per 2020 note	99.600%(1)	0.650%	98.950%(1)
Total	$398,400,000(1)	$2,600,000	$395,800,000(1)

Per 2037 note	105.495%(2)	0.875%	104.620%(2)
Total	$158,242,500(2)	$1,312,500	$156,930,000(2)

(1)	Plus accrued interest, if any, from September 17, 2010.

(2)	Plus accrued interest from April 15, 2010 of $4,195,833.33 .

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company and its participants, including Clearstream and Euroclear, on or about September 17, 2010.

J.P. Morgan	BofA Merrill Lynch	Citi

Co-Managers

BMO Capital Markets	ING	Lloyds TSB Corporate Markets	Mizuho Securities USA Inc.

Rabo Securities USA, Inc.	US Bancorp	Wells Fargo Securities	BB&T Capital Markets

Comerica Securities	Fifth Third Securities, Inc.	HSBC	Loop Capital Markets

PNC Capital Markets LLC	Scotia Capital

The date of this prospectus supplement is September 14, 2010.

Prospectus supplement

Prospectus

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus we authorize that supplements this prospectus supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the cover of the applicable document. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

About this prospectus supplement

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of the notes. The second part is the accompanying prospectus, which provides more general information, some of which may not be applicable to the offering of the notes. This prospectus supplement and the accompanying prospectus include important information about us, the notes and other information you should review before investing in the notes. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. Before investing in the notes, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information about us described under “Where You Can Find More Information” in the accompanying prospectus.

As used in this prospectus supplement, unless stated otherwise or the context requires otherwise, “Corn Products,” “the Company,” “we,” “us” and “our” refer to Corn Products International, Inc. and its subsidiaries; references to “AkzoNobel” refer to Akzo Nobel N.V.; references to “National Starch” refer to the business entities and assets comprising the specialty starches business of AkzoNobel, which we have agreed to acquire; and references to the “Acquisition” refer to our pending acquisition of National Starch.

Forward-looking statements

This prospectus and the documents incorporated by reference in this prospectus contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We intend these forward-looking statements to be covered by the safe harbor provisions for such statements. These statements include, among other things, any predictions regarding our prospects or future financial condition, earnings, revenues, expenses or other financial items, any statements concerning our prospects or future operations, including our management’s plans or strategies and objectives therefor and any assumptions underlying the foregoing. These statements can sometimes be identified by the use of forward-looking words such as “may,” “will,” “should,” “anticipate,” “believe,” “plan,” “project,” “estimate,” “expect,” “intend,” “continue,” “pro forma,” “forecast” or other similar expressions or the negative thereof. All statements other than statements of historical facts in this prospectus or the documents incorporated by reference in this prospectus are “forward-looking statements.” These statements are subject to certain inherent risks and uncertainties. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, no assurance can be given that our expectations will prove correct. Actual results and developments may differ materially from the expectations conveyed in these statements, based on various factors, including:

•	uncertainties associated with our acquisitions, including the Acquisition of National Starch from AkzoNobel, which include uncertainties as to the satisfaction or waiver of conditions to closing, integration risks and costs and uncertainties associated with the operations of acquired businesses;

S-ii

•	the effects of the global economic recession and its impact on sales volumes and pricing of our products;

•	our ability to collect our receivables from customers and ability to raise funds at reasonable rates;

•	fluctuations in worldwide markets for corn and other commodities, and the associated risks of hedging against such fluctuations;

•	fluctuations in the markets and prices for co-products, particularly corn oil;

•	fluctuations in aggregate industry supply and market demand;

•	the behavior of financial markets, including foreign currency fluctuations and fluctuations in interest and exchange rates;

•	continued volatility and turmoil in the capital markets;

•	the commercial and consumer credit environment;

•	general political, economic, business, market and weather conditions in the various geographic regions and countries in which we or National Starch manufacture and/or sell products;

•	future financial performance of major industries served by us or National Starch, including, without limitation, the food and beverage, pharmaceuticals, paper, corrugated, textile and brewing industries;

•	energy costs and availability, freight and shipping costs;

•	changes in regulatory controls regarding quotas, tariffs, duties, taxes and income tax rates;

•	operating difficulties;

•	boiler reliability;

•	labor disputes;

•	genetic and biotechnology issues;

•	changing consumption preferences and trends;

•	increased competitive and/or customer pressure in the corn-refining industry; and

•	the outbreak or continuation of serious communicable disease or hostilities, including acts of terrorism.

Factors relating to the Acquisition that could cause actual results and developments to differ from expectations include:

•	required regulatory approvals may not be obtained in a timely manner, if at all;

•	the Acquisition may not be consummated in a timely manner or at all;

S-iii

•	the anticipated benefits of the Acquisition, including synergies, may not be realized; and

•	the integration of National Starch’s operations with our operations may be materially delayed or may be more costly or difficult than expected, and we may be unable to maintain our current credit ratings.

Forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement as a result of new information or future events or developments. If we do update or correct one or more of these statements, investors and others should not conclude that we will make additional updates or corrections. For a further description of these and other risks, see “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2009 and subsequent reports on Forms 10-Q or 8-K.

S-iv

Prospectus supplement summary

This summary highlights selected information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Before making an investment decision, you should read carefully this entire prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, the “Risk factors” section included in this prospectus supplement and the financial statements and related notes incorporated by reference herein.

The company

Corn Products International, Inc. was incorporated as a Delaware corporation in 1997 and our common stock is traded on the New York Stock Exchange. We manufacture and sell a number of ingredients to a wide variety of food and industrial customers.

We are one of the world’s largest corn refiners and a major supplier of high-quality food ingredients and industrial products derived from wet milling and processing of corn and other starch-based materials.

Our consolidated net sales were $3.67 billion in 2009. Approximately 62 percent of our 2009 net sales were provided from our North American operations, while our South American and Asia/African operations contributed approximately 27 percent and 11 percent, respectively.

Our products are derived primarily from the processing of corn and other starch-based materials, such as tapioca. Corn refining is a capital-intensive, two-step process that involves the wet milling and processing of corn. During the front-end process, corn is steeped in a water-based solution and separated into starch and co-products such as animal feed and corn oil. The starch is then either dried for sale or further processed to make sweeteners and other ingredients that serve the particular needs of various industries.

Our sweetener products include high fructose corn syrup, or HFCS, glucose corn syrups, high maltose corn syrups, caramel color, dextrose, polyols, maltodextrins and glucose and corn syrup solids. Our starch-based products include both industrial and food-grade starches.

Corn Products supplies a broad range of customers in many diverse industries around the world, including the food and beverage, pharmaceutical, paper products, corrugated, laminated paper, textile and brewing industries, as well as the global animal feed and corn oil markets.

We believe our approach to production and service, which focuses on local management and production improvements of our worldwide operations, provides us with a unique understanding of the cultures and product requirements in each of the geographic markets in which we operate, bringing added value to our customers.

Our principal executive offices are located at 5 Westbrook Corporate Center, Westchester, Illinois 60154 and our telephone number is (708) 551-2600.

The Acquisition

On June 19, 2010, we entered into a definitive agreement to acquire National Starch, the specialty starch division of Akzo Nobel N.V., or AkzoNobel, for a purchase price of $1.3 billion in cash. We refer to this agreement as the Sale Agreement, and we refer to the acquisition of National Starch as the Acquisition. Completion of the Acquisition is subject to the receipt of certain regulatory approvals, including the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act. We expect the transaction to close in the early fourth quarter of 2010.

National Starch is a New Jersey-based global provider of specialty starches and a recognized innovator in food ingredients. Its technologies are supported by a world-class research and development infrastructure and protected by more than 800 patents and patents pending. For the fiscal year ended December 31, 2009, National Starch generated revenues of $1.2 billion by providing solutions to both local and multinational customers in the food, papermaking, consumer and industrial segments. The division has 2,250 employees globally and operates 11 plants in eight countries, including new geographic areas for Corn Products such as the United Kingdom, Germany and Australia.

We believe that the Acquisition will create an exceptional opportunity for us to increase our ingredient portfolio, grow our overall presence in priority food processing segments, enter new markets and develop innovative solutions that better serve our customers. In particular, the Acquisition will increase our sales in the Asia Pacific region, with improved access to such markets as Australia and the Philippines. Additionally, the Acquisition enhances our current geographic footprint by adding positions in specialties in Europe, Asia and Latin America to better serve global customers.

The offering

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this document entitled “Description of the notes.” For purposes of the description of the notes included in this prospectus supplement, references to “Corn Products,” “Issuer,” “the Company,” “we,” “us” and “our” refer only to Corn Products International, Inc. and do not include its subsidiaries.

Issuer	Corn Products International, Inc.

Securities	$900 million in principal amount of notes, consisting of $350 million in principal amount of 3.200% Senior Notes due 2015, $400 million in principal amount of 4.625% Senior Notes due 2020 and $150 million in principal amount of 6.625% Senior Notes due 2037. We previously issued $100 million in aggregate principal amount of 6.625% Senior Notes due 2037, which we refer to as the existing 2037 notes, under the indenture governing our senior notes. The 2037 notes will be treated as a single series with our existing 2037 notes for purposes of the indenture, and the 2015 notes and 2020 notes will be separate series of debt securities under the indenture.

Maturity	Unless earlier redeemed or repurchased by us, the 2015 notes will mature on November 1, 2015, the 2020 notes will mature on November 1, 2020 and the 2037 notes will mature on April 15, 2037.

Interest Rate	The 2015 notes and the 2020 notes will bear interest from September 17, 2010 at rates of 3.200% per year and 4.625% per year, respectively, and the 2037 notes will bear interest from April 15, 2010 at a rate of 6.625% per year.

Interest payment dates	May 1 and November 1 of each year, commencing May 1, 2011 in the case of the 2015 notes and the 2020 notes, and April 15 and October 15 of each year, commencing on October 15, 2010 in the case of the 2037 notes.

Ranking	The notes will be unsecured obligations of the Company and will rank equally with all of our other unsecured, senior indebtedness. At June 30, 2010, we had approximately $599 million of indebtedness outstanding on a consolidated basis, approximately $100 million of which is subsidiary indebtedness. This subsidiary indebtedness is structurally senior to the notes.

Special mandatory redemption	If we do not consummate the Acquisition on or prior to March 31, 2011, or the Sale Agreement is terminated at any time prior thereto, we must redeem the 2015 notes and the 2020 notes at a redemption price equal to 101% of the aggregate accreted principal amount of the notes, plus accrued and unpaid interest from the date of initial issuance to but excluding the mandatory redemption date. The 2037 notes will not be subject to such special mandatory redemption. See “Description of the notes—Special Mandatory Redemption.”

Optional redemption	We may redeem the notes at our option, at any time in whole or from time to time in part, at a redemption price equal to the greater of:

• 100% of the principal amount of the notes being redeemed; and

• the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in this prospectus supplement), plus 30 basis points.

We will also pay accrued and unpaid interest to the redemption date.

Repurchase at the option of holders upon a Change of Control Repurchase Event	If we experience a “Change of Control Repurchase Event” (as defined under “Description of the notes—Repurchase upon Change of Control Repurchase Event”), we will be required to offer to repurchase the notes at a repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to the repurchase date.

Covenants	The indenture governing the notes will contain certain covenants for your benefit. These covenants will restrict our ability to:

• incur debt secured by liens;
• engage in certain sale-leaseback transactions; and
• merge or consolidate or sell all or substantially all of our assets.

These covenants will be subject to significant exceptions. In addition, neither the indenture nor the notes will limit the amount of indebtedness that we may incur or the amount of assets that we may distribute or invest. See “Description of Debt Securities—Certain Restrictions” in the accompanying prospectus.

Further issues	We may from time to time, without notice to or the consent of the holders of the notes, create and issue additional debt securities having the same terms as and ranking equally and ratably with the notes in all respects, as described under “Description of the notes—General.”

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $900 million after deducting underwriting discounts and commissions and before deducting other estimated expenses. We intend to use the net proceeds from this offering to finance a portion of the consideration for the Acquisition.

Book-entry	The notes will be issued in the form of one or more fully registered global certificates, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, or the Depositary, and registered in the name of Cede & Co., the Depositary’s nominee. Beneficial interests in the global certificates will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary. Investors may elect to hold interests in the global certificates through either the Depositary (in the United States), or Clearstream Banking Luxembourg S.A. or Euroclear Bank S.A./N.V. as operator of the Euroclear System (in Europe), if they are participants in those systems, or indirectly through organizations that are participants in those systems.

Conflicts of interest	From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking, derivatives and/or financial advisory, investment banking and other commercial transactions and services with us and our affiliates for which they have received or will receive customary fees and commissions. J.P. Morgan Securities LLC is the sole lead arranger and certain affiliates of Banc of America Securities LLC, Citigroup Global Markets Inc., BMO Capital Markets Corp., ING Financial Markets LLC, Lloyds TSB Bank plc, Mizuho Securities USA Inc., Rabo Securities USA, Inc., U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC, BB&T Capital Markets, a division of Scott & Stringfellow, LLC, Comerica Securities, Inc., Fifth Third Securities, Inc., HSBC Securities (USA) Inc., Loop Capital Markets LLC, PNC Capital Markets LLC and Scotia Capital (USA) Inc. are parties to and lenders under our Bridge Facility that is available to provide financing for the Acquisition. In addition, J.P. Morgan Securities LLC is the sole lead arranger and certain affiliates of Banc of America Securities LLC, Citigroup Global Markets Inc., BMO Capital Markets Corp., ING Financial Markets LLC, Lloyds TSB Bank plc, Mizuho Securities USA Inc., Rabo Securities USA, Inc., U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC, BB&T Capital Markets, a division of Scott & Stringfellow, LLC, Comerica Securities, Inc., Fifth Third Securities, Inc., HSBC Securities (USA) Inc., Loop Capital Markets LLC, PNC Capital Markets LLC and Scotia Capital (USA) Inc. are parties to and lenders under our 2010 Credit Facility. Pursuant to its terms, the lenders’ commitments under the Bridge Facility will be automatically and permanently reduced in an aggregate amount equal to the net proceeds of this offering and will no longer be available to us after this offering. Our Bridge Facility and 2010 Credit Facility were negotiated on an arms-length basis and contain customary terms pursuant to which the lenders receive customary fees.

Risk factors	Investing in the notes involves risks. See “Risk factors” for a description of certain risks you should particularly consider before investing in the notes.

Trustee	The Bank of New York Mellon Trust Company, N.A.

Summary historical and pro forma financial information

The following tables set forth our summary historical financial information as well as pro forma financial information for the Acquisition. The summary historical income statement information for the years ended December 31, 2009, 2008 and 2007 and the summary historical balance sheet information as of December 31, 2009 and December 31, 2008 are derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement. The summary historical income statement information for the six months ended June 30, 2010 and 2009, and the summary historical balance sheet information as of June 30, 2010 are derived from our unaudited condensed consolidated financial statements incorporated by reference in this prospectus supplement. The results for the six months ended June 30, 2010 and 2009 are not necessarily indicative of the results that may be expected for the entire year. Our unaudited interim financial statements reflect all adjustments that management considers necessary for a fair statement of the financial position and results of operations for such periods in accordance with U.S. generally accepted accounting principles, or GAAP. Historical results are not necessarily indicative of the results that may be expected for any future period.

See “Unaudited pro forma financial information” for details regarding the pro forma financial information.

The summary historical financial information should be read in conjunction with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections included in our Annual Report on Form 10-K for the year ended December 31, 2009 and our quarterly report on Form 10-Q for the quarter ended June 30, 2010, which we have filed with the Securities and Exchange Commission, or SEC, and are incorporated by reference in this prospectus supplement.

						Pro forma
	Historical					Six months
	Six months ended		Years ended			ended	Year ended
	June 30,		December 31,			June 30,	December 31,
(in millions)	2010	2009	2009	2008	2007	2010	2009

Income statement information:
Net sales before shipping and handling costs	$2,060	$1,847	$3,890	$4,197	$3,628	$2,722	$5,127
Less: shipping and handling costs	120	104	218	253	237	128	230
Net sales	1,940	1,743	3,672	3,944	3,391	2,594	4,897
Cost of sales	1,633	1,538	3,152	3,239	2,805	2,123	4,136
Gross profit	307	205	520	705	586	471	761
Selling, general and administrative expenses	143	116	247	275	249	242	450
Other (income)—net	(5)	(2)	(5)	(4)	(10)	(4)	(9)
Impairment/restructuring charges	21	125	125	—	—	21	199
Operating income (loss)	148	(34)	153	434	347	212	121
Financing costs—net	11	22	38	29	42	38	91
Income (loss) before income taxes	137	(56)	115	405	305	174	30

						Pro forma
	Historical					Six months
	Six months ended		Years ended			ended	Year ended
	June 30,		December 31,			June 30,	December 31,
(in millions)	2010	2009	2009	2008	2007	2010	2009

Provision for income taxes	53	9	68	130	102	44	47
Net income (loss)	84	(65)	47	275	203	130	(17)
Less: Net income attributable to non-controlling interests	4	3	6	8	5	4	6
Net income (loss) attributable to CPI	80	(68)	41	267	198	126	(23)

Balance sheet information:
Total current assets	$1,254		$1,045	$1,297		$1,393
Property, plant and equipment—net	1,515		1,564	1,447		2,034
Total assets	3,106		2,952	3,207		4,518
Long-term debt	499		408	660		1,654
Total debt	599		544	866		1,754
Redeemable common stock	—		14	14		—
Stockholders’ equity	1,743		1,681	1,384		1,604
Total equity	1,766		1,704	1,406		1,627

Additional data:
Depreciation and amortization	$70	$62	$130	$128		$99	$187
Capital expenditures, net of proceeds on disposals	(56)	(66)	(141)	(219)		(73)	(172)

Risk factors

You should carefully consider the following risk factors and the information under the heading “Risk Factors” in the accompanying prospectus and in our annual report on Form 10-K for the year ended December 31, 2009, which are incorporated by reference into this prospectus supplement, as well as the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before making an investment decision. In addition, there may be other risks that a prospective investor should consider that are relevant to its own particular circumstances or generally.

Risks related to the notes

The notes are effectively junior to the existing and future liabilities of our subsidiaries.

The notes are our unsecured obligations and will rank equally in right of payment with all of our other existing and future unsecured, senior obligations. The notes are not secured by any of our assets. Any future claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets.

Our subsidiaries are separate and distinct legal entities from us. Our subsidiaries have no obligation to pay any amounts due on the notes. In addition, any payment of dividends, loans or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon the subsidiaries’ earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we are a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. At June 30, 2010, we had approximately $599 million of indebtedness outstanding on a consolidated basis, approximately $100 million of which is subsidiary indebtedness that is structurally senior to the notes.

The indenture does not restrict the amount of additional debt that we may incur.

The notes and indenture under which the notes will be issued do not place any limitation on the amount of unsecured debt that may be incurred by us. Our incurrence of additional debt may have important consequences for you as a holder of the notes, including making it more difficult for us to satisfy our obligations with respect to the notes, a loss in the market value of your notes and a risk that the credit rating of the notes is lowered or withdrawn.

Our credit ratings may not reflect all risks of your investments in the notes.

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. These credit ratings may not reflect the potential impact of risks relating to structure or marketing of the notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

If an active trading market does not develop for the notes, you may be unable to sell your notes or to sell your notes at a price that you deem sufficient.

The 2015 notes and 2020 notes are new issues of securities for which there currently is no established trading market, and there is only limited trading in our existing 2037 notes. We do not intend to list the notes on a national securities exchange. While the underwriters of the notes have advised us that they intend to make a market in the notes, the underwriters will not be obligated to do so and may stop their market making at any time. No assurance can be given:

•	that a market for the notes will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell any notes you may own or the price at which you may be able to sell your notes.

We may redeem your notes at our option, which may adversely affect your return.

As described under “Description of the notes — Optional redemption,” we have the right to redeem the notes in whole or from time to time in part. We may choose to exercise this redemption right when prevailing interest rates are relatively low. As a result, you generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the notes.

If we do not complete the Acquisition within the timeframes set out in the indenture governing the notes, we will be required to redeem the 2015 notes and the 2020 notes and as a result you may not obtain your expected return on such notes.

Our ability to consummate the Acquisition is subject to various closing conditions, many of which are beyond our control, and we may not be able to consummate the Acquisition within the timeframe specified under “Description of the notes—Special Mandatory Redemption.” If we are not able to consummate the Acquisition on or prior to March 31, 2011, or the Sale Agreement is terminated at any time on or prior to that date, we will be required to redeem all of the 2015 notes and the 2020 notes at a redemption price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest from the date of initial issuance to, but excluding, the mandatory redemption date. However, there is no escrow account or security interest for the benefit of the noteholders and it is possible that we will not have sufficient financial resources available to satisfy our obligations to redeem the 2015 notes and the 2020 notes. This could be the case, for example, if we or any of our subsidiaries commence a bankruptcy or reorganization case, or such a case is commenced against us or one of our subsidiaries, before the date on which we are required to redeem the 2015 notes and the 2020 notes. In addition, even if we are able to redeem the 2015 notes and the 2020 notes pursuant to the mandatory redemption provisions you may not obtain your expected return on such notes and may not be able to reinvest the proceeds from a special mandatory redemption in an investment that results in a comparable return. Your decision to invest in the notes is made at the time of the offering of the notes. You will have no rights under the mandatory redemption provisions as long as the Acquisition closes, nor will you have any right to require us to repurchase your notes if, between the closing of the notes offering and the closing of the Acquisition, we experience any changes in our business or financial condition, or if the terms of the Acquisition or the financing thereof change.

The holders of the 2037 notes will not have the benefit of the mandatory redemption provisions if the Sale Agreement is terminated or the Acquisition is not consummated on or prior to March 31, 2011.

The mandatory redemption provisions are applicable only to the 2015 notes and 2020 notes. If the Sale Agreement is terminated or the Acquisition is not consummated on or prior to March 31, 2011, the 2037 notes will remain outstanding and we will have the related debt service obligations, but we will not receive the benefits anticipated from the Acquisition. If the Acquisition is not completed, we will use the proceeds of the 2037 notes for general corporate purposes.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of a Change of Control Repurchase Event (as defined under “Description of the notes—Repurchase upon Change of Control Repurchase Event”), each holder of notes will have the right to require us to repurchase all or any part of such holder’s notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. If we experience a Change of Control Repurchase Event, there can be no assurance that we would have sufficient financial resources available to satisfy our obligations to repurchase the notes. Our failure to repurchase a series of notes as required under the indenture governing that series of notes would result in a default under the indenture, which could have material adverse consequences for us and the holders of the notes. See “Description of the notes—Repurchase upon Change of Control Repurchase Event.”

Risks related to the Acquisition

We may be unable to successfully integrate National Starch’s business with our business and realize the anticipated benefits of the Acquisition.

The success of the Acquisition will depend, in part, on our ability to realize the anticipated synergies, growth opportunities and cost savings from integrating the National Starch business with our existing businesses. The integration process may be complex, costly and time-consuming. The difficulties of integrating the operations of the National Starch business include, among others:

•	managing a significantly larger company;

•	unanticipated issues in integrating manufacturing, logistics, information, communications and other systems;

•	the possibility of faulty assumptions underlying expectations regarding the integration process;

•	integrating two unique business cultures, which may prove to be incompatible;

•	failure to retain key employees;

•	coordinating geographically separated organizations, systems and facilities, including complexities associated with managing the combined businesses with separate locations;

•	combining the sales force territories and competencies associated with the sale of products and services presently sold or provided by us or National Starch;

•	unforeseen expenses, liabilities or delays associated with the Acquisition; and

•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention to the Acquisition.

We may not accomplish the integration of the National Starch business smoothly, successfully or within the anticipated costs or timeframe. The diversion of the attention of management from our current operations to the integration effort and any difficulties encountered in combining operations could prevent us from realizing the full benefits anticipated to result from the Acquisition and could adversely affect our business.

We will incur significant transaction and acquisition-related costs in connection with the Acquisition.

We will incur substantial costs in connection with the Acquisition, including approximately $66 million in transaction-related expenses. In addition, we may incur additional costs to maintain employee morale and to retain key employees, and we will incur substantial fees and costs related to formulating and executing integration plans. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow us to more than offset incremental transaction and acquisition-related costs over time, this net benefit may not be achieved in the near term, or at all.

Our substantial debt obligations upon closing of the Acquisition could adversely affect our business and limit our ability to plan for or respond to changes in our business.

As of June 30, 2010, our long-term debt, after giving effect to the Acquisition on a pro forma basis, would have been approximately $1.65 billion. Our substantial debt obligations could have important consequences to our business. For example:

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be required to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes, including business development efforts and mergers and acquisitions;

•	we are exposed to the risk of increased interest rates because a portion of our borrowings is at variable rates of interest;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited, thereby placing us at a competitive disadvantage compared to our competitors that have less indebtedness.

In addition, the restrictions in our debt instruments may prevent us from taking actions that we believe would be in the best interest of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted.

The statements of assets and liabilities and the related statements of operating activities and identifiable cash flows of National Starch incorporated by reference herein are not representative of the future financial position, future results of operations or future cash flows of the National Starch business as part of our company nor do they reflect what the financial position, results of operations or cash flows of the National Starch business would have been as a part of our company during the periods presented.

Currently, the National Starch business operates as a business unit of AkzoNobel. The financial position, results of operations and cash flows of the National Starch business presented may be different from those that would have resulted had the National Starch business been operated as part of our company or from those that may result in the future from the National Starch business being operated as a part of our company. This is primarily because:

•	the statements of assets and liabilities and the related statements of operating activities and identifiable cash flows of National Starch reflect the allocation of expenses from AkzoNobel. Those allocations may be different from the comparable expenses the National Starch business would have incurred as part of our company;

•	the statements of assets and liabilities and the related statements of operating activities and identifiable cash flows of National Starch do not reflect a required step up in the basis of the assets of the National Starch business as a result of the Acquisition, which would have resulted in increased depreciation and amortization expense;

•	the statements of assets and liabilities and related statements of operating activities and identifiable cash flows of National Starch are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards, or IFRS, and exclude the effects of financing and taxes since AkzoNobel uses a centralized approach to cash management and to finance its global operations as well as to manage its global tax position; and

•	the working capital requirements of the National Starch business historically were satisfied as part of AkzoNobel’s corporate-wide cash management policies. In connection with the Acquisition, we expect to incur a material amount of indebtedness and therefore expect to assume significant debt service costs. As a result, we expect the cost of debt and capitalization for the National Starch business as part of our company to be different from that reflected in the carve out financial information of the National Starch business.

The pro forma financial statements are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Acquisition.

The pro forma financial statements contained in this prospectus supplement are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Acquisition for several reasons. For example, the pro forma financial statements have been derived from our historical financial statements and National Starch’s historical financial statements, and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Acquisition. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the Acquisition, such as any incremental costs incurred in connection with the integration of the National Starch business. As a result, the actual financial condition and results of operations of the combined company following the Acquisition may not be consistent with, or evident from, these pro forma financial statements.

In addition, the assumptions used in preparing the pro forma financial data may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the Acquisition. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company. See the section entitled “Unaudited pro forma financial information.”

Completion of the Acquisition is subject to the receipt of consents and approvals from, or the making of filings with, government entities that could delay completion of the Acquisition or impose conditions that could have a material adverse effect on the Company.

The Acquisition is subject to review by antitrust authorities in the United States under the HSR Act and in multiple foreign jurisdictions, including Mexico, Brazil, Russia, Ukraine, Pakistan and Colombia. If federal or foreign antitrust authorities challenge the Acquisition, we cannot assure you that such a challenge would not be successful. Any such challenge may seek to enjoin the Acquisition, impose conditions on the completion of the Acquisition or require changes to the terms of the Acquisition. Under the Sale Agreement, we are obligated to take promptly any and all steps necessary to obtain the required regulatory approvals, including taking any action that may be necessary to obtain clearance of the Acquisition. Accordingly, if any antitrust authorities impose such conditions or require such changes, we could be required to take actions that could have a material adverse effect on our business, or result in us not acquiring certain portions of the National Starch business.

The Acquisition

The Sale Agreement

On June 19, 2010, we entered into an International Share and Business Sale Agreement, which we refer to as the Sale Agreement, with AkzoNobel. Pursuant to the Sale Agreement, we agreed to purchase certain business entities and assets comprising AkzoNobel’s specialty starches business, commonly known as “National Starch,” for a purchase price of $1.3 billion in cash, subject to certain post-closing adjustments. The Acquisition has been approved by our and AkzoNobel’s boards of directors and does not require approval by our stockholders or AkzoNobel’s stockholders. We expect the Acquisition to close during the early fourth quarter of 2010.

The Sale Agreement contains customary representations, warranties and covenants by us and AkzoNobel, and is subject to customary closing conditions, including the receipt of certain regulatory approvals, such as the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Act. Our obligation to close the Acquisition is not conditioned upon our ability to secure financing for the Acquisition. Under the Sale Agreement, we and AkzoNobel have agreed to indemnify each other, subject to certain limitations, for breaches of warranties, nonfulfillment or breaches of covenants and agreements, and for certain third-party claims. In addition, we and AkzoNobel have agreed to enter into related transaction agreements at the closing, including a transition services agreement and an intellectual property license.

A copy of the Sale Agreement is attached as Exhibit 2.1 to our Current Report on Form 8-K, filed with the SEC on June 21, 2010 and incorporated herein by reference. The foregoing summary of the Sale Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the Sale Agreement.

National Starch business and strategic rationale

National Starch is a New Jersey-based global provider of specialty starches and a recognized innovator in food ingredients. Its technologies are supported by a world-class research and development infrastructure and protected by more than 800 patents and patents pending. For the fiscal year ended December 31, 2009, National Starch generated revenues of $1.2 billion by providing solutions to both local and multinational customers in the food, papermaking, consumer and industrial segments. The division has 2,250 employees globally and operates 11 plants in eight countries, including new geographic areas for Corn Products such as the United Kingdom, Germany and Australia.

We expect to realize significant benefits from the acquisition of National Starch, including the following:

Creation of a leading global ingredient provider. Our acquisition of National Starch will create a global leader in starch and starch derivatives with a global presence in all regional markets and pro forma net sales in 2009 of approximately $4.9 billion. The transaction will improve Corn Products’ position in global food segment processing and enhance our overall ingredient solutions capabilities. The acquisition expands Corn Products’ overall ingredient portfolio in global priority areas and aligns market segments with global strategy. The combination will further diversify Corn Products’ revenue mix and increase access to ancillary revenue streams.

Significant cost synergies. We expect to achieve annual gross cost synergies of at least $50 million by 2012. A substantial portion of the anticipated synergies will be derived from the integration of National Starch, the rationalization of overlapping operations and more efficient capacity utilization. We expect additional synergies will be derived from a combination of rationalizing sales forces, eliminating duplicative corporate functions and realizing procurement savings from combined spending for chemicals, supplies and packaging. We estimate that it will require approximately $75 million of one-time expenses and $60 million of capital expenditures to achieve the outlined annual $50 million of cost reductions.

Access to new markets. The combination will increase Corn Products’ sales in the Asia Pacific region, with improved access to such markets as Australia and the Philippines. Additionally, the Acquisition enhances an already strong geographic footprint by adding locations in Europe, Asia and Latin America to better serve global customers.

Global footprint. The Acquisition adds geographic scope and addresses regional priorities within existing markets and also increases scale, production, ingredient development and distribution capabilities across every region. The transaction broadens Corn Products’ global presence, manufacturing capabilities and global supply chain flexibility through greater ingredient processing capabilities. The combination accelerates progress on regional initiatives by improving Corn Products’ importance to customers and by providing improved scale and a more significant presence in Asia. The combined company will be well positioned globally through sales offices in 29 countries, 38 plants in 16 countries, one research and development center and nine ingredient development centers.

Provides enhanced product innovation through in-house ingredient development. National Starch’s technology and expertise enhance Corn Products’ ingredient solution capabilities, and its ingredient portfolio and solutions increase product differentiation and value to the customer.

Bridge loan facility

In connection with the Acquisition, we have entered into a term loan credit agreement with JPMorgan Chase Bank, National Association as administrative agent and a syndicate of lenders, pursuant to which the lenders have committed to provide a new 364-day senior bridge loan facility in an aggregate principal amount of up to $1.35 billion, which we refer to as the Bridge Facility. We expect to terminate the commitments under the Bridge Facility upon the consummation of this offering. J.P. Morgan Securities LLC is the sole lead arranger under the Bridge Facility.

Funding under the Bridge Facility is subject to the closing of the Acquisition and other customary closing conditions. The maturity date of the Bridge Facility will be the 364th day following the funding of the Bridge Facility. We are permitted to use the proceeds of the loans under the Bridge Facility only for purposes of financing the Acquisition and paying fees and expenses incurred in connection with the Acquisition.

Borrowings under the Bridge Facility will bear interest at LIBOR or, at our option, an alternate base rate, plus a margin of 2.25% for LIBOR-based loans and 1.25% for alternate base rate loans, which margin increases in each case by an additional 0.50% at the end of each 90-day period after the funding of the loans under the Bridge Facility if the loans have not been fully repaid.

The Bridge Facility contains certain representations and warranties, certain affirmative covenants, certain negative covenants, certain financial covenants and events of default customary for such financings.

Revolving credit facility

On September 2, 2010, we entered into a new revolving credit agreement with JPMorgan Chase Bank, National Association as administrative agent and a syndicate of lenders, pursuant to which the lenders have committed to provide a new three year revolving credit facility in an aggregate principal amount of up to $1.0 billion, which we refer to as the 2010 Credit Facility. J.P. Morgan Securities LLC is the sole lead arranger under the 2010 Credit Facility. Borrowings under the 2010 Credit Facility will be used for general corporate purposes, as well as payment of a portion of the purchase price in the Acquisition.

Under the 2010 Credit Facility, which will mature on September 2, 2013, loans will be available on a revolving basis until the maturity date subject to the terms and conditions thereof. Borrowings under the 2010 Credit Facility will bear interest at LIBOR or, at our option, an alternate base rate, plus, in either case, a margin based on our leverage ratio.

The 2010 Credit Facility contains certain representations and warranties, certain affirmative covenants, certain negative covenants, certain financial covenants and events of default customary for such financings.

Use of proceeds

The net proceeds to us from the sale of the notes will be approximately $900 million after deducting underwriting discounts and commissions and before deducting other estimated expenses. We intend to use the net proceeds to fund a portion of the cash consideration payable in connection with the Acquisition. Pending such application, the net proceeds from the sale of the notes will be invested in short-term interest-bearing securities. We expect to provide the remaining funds required for completion of the Acquisition from cash on hand and from our 2010 Credit Facility. This offering is not conditioned on the closing of the Acquisition and there can be no assurance that the Acquisition will be consummated. The 2015 notes and the 2020 notes will be subject to special mandatory redemption if the Acquisition is not consummated on or prior to March 31, 2011 but the 2037 notes will not be subject to such special mandatory redemption. If the net proceeds from the sale of the 2037 notes are not used to finance the Acquisition, they will be used for general corporate purposes. See “Description of the notes—Special Mandatory Redemption.”

Capitalization

The following table sets forth our capitalization as of June 30, 2010:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of the notes in this offering and the completion of the Acquisition as if they had occurred on that date.

June 30, 2010
(unaudited, in millions)	Actual	As adjusted(1)

Total short-term debt	$100	$100

Long-term debt:
2010 Credit Facility	$—	$250
3.200% Senior Notes due 2015	—	349
6.0% Senior Notes due 2017	200	200
4.625% Senior Notes due 2020	—	398
5.62% Senior Notes due 2020	200	200
6.625% Senior Notes due 2037	99	257

Total long-term debt	499	1,654
Share based payments subject to redemption	6	6
Stockholders’ equity:
Common stock (par value $0.01)	1	1
Additional paid-in capital	1,101	1,101
Less: Treasury stock at cost	(6)	(6)
Accumulated other comprehensive loss	(332)	(332)
Retained earnings	979	840
Total stockholders’ equity	1,743	1,604

Non-controlling interests	23	23

Total capitalization	$2,271	$3,287

(1)	Assumes that we will fund the Acquisition by (i) issuing $900 million of senior notes, (ii) borrowing $250 million from our
$1 billion senior, unsecured revolving credit facility that matures on September 2, 2013, of which $200 million is expected to be used as a portion of the cash consideration in the Acquisition and $50 million is expected to be used for transaction costs and (iii) using $200 million of existing cash. The actual financing mix may vary from our assumptions due to a variety of other factors, including potential changes in our financing plans, market conditions and other factors.

Ratio of earnings to fixed charges

Our ratios of earnings to fixed charges for each of the periods indicated are set forth below. The information set forth below should be read together with the financial statements and the accompanying notes incorporated by reference into this prospectus. See “Where You Can Find More Information” in the accompanying prospectus.

	Six months
	ended
	June 30,	Year ended December 31,
	2010	2009	2008	2007	2006	2005

Ratio of earnings to fixed charges(1)	9.11	3.64	8.56	6.46	5.03	4.33

(1)	The ratio of earnings to fixed charges equals earnings divided by fixed charges. Earnings is defined as income before income taxes and earnings of non-controlling interests, plus fixed charges, minus capitalized interest. Fixed charges is defined as interest expense on debt, plus amortization of discount on debt, plus interest portion of rental expense on operating leases.

Unaudited pro forma financial information

The following unaudited pro forma consolidated statement of income for the year ended December 31, 2009 and the six months ended June 30, 2010 gives effect to the Acquisition as if the transaction had occurred on January 1, 2009. The following unaudited pro forma balance sheet information at June 30, 2010 gives effect to the Acquisition as if it had occurred on June 30, 2010.

Such unaudited pro forma financial information is based on the historical financial statements of Corn Products and National Starch and certain adjustments which we believe to be reasonable, to give effect to the transaction, which are described in the notes to the statements below.

The unaudited pro forma financial information:

•	does not purport to represent what the consolidated results of operations actually would have been if the Acquisition had occurred on January 1, 2009 or what those results will be for any future periods or what the consolidated balance sheet would have been if the Acquisition had occurred on June 30, 2010. The pro forma adjustments are based on information current as at September 14, 2010 (being the latest practicable date prior to the publication of this document); and

•	has not been adjusted to reflect any matters not directly attributable to implementing the Acquisition. No adjustment, therefore, has been made for actions which may be taken once the Acquisition is completed, such as any of our integration plans related to National Starch. As a result, the actual amounts recorded in our consolidated financial statements will differ from the amounts reflected in the unaudited pro forma financial statements, and the differences may be material.

The unaudited pro forma financial information has been compiled from the following sources with the following unaudited adjustments:

•	GAAP financial information for Corn Products has been extracted without adjustment from our audited consolidated statement of income for the year ended December 31, 2009 contained in our Annual Report on Form 10-K filed with the SEC on February 26, 2010 and from our unaudited consolidated condensed financial statements as of and for the six months ended June 30, 2010 contained in our Quarterly Report on Form 10-Q filed with the SEC on August 6, 2010. Therefore, no adjustments have been made for actions that may be taken once the Acquisition is complete, such as any integration plans related to National Starch.

•	International Financial Reporting Standards, or IFRS, financial information for National Starch has been extracted without material adjustment from the National Starch audited combined financial statements for the year ended December 31, 2009 and the unaudited condensed combined financial statements as of and for the 176 days ended June 25, 2010, included in our Current Report on Form 8-K filed with the SEC on September 14, 2010. Financial information summarizing the material differences between GAAP and IFRS as issued by the International Accounting Standards Board, or IASB, has not been adjusted to reflect any matters not directly attributable to implementing the Acquisition.

•	Certain adjustments have been made to present the National Starch IFRS financial information in accordance with GAAP and to align National Starch accounting policies with our accounting policies. Not all adjustments may have been made since the Acquisition has not been completed and we do not have full access to the National Starch books and records. The basis for these adjustments is explained in the notes to the information accompanying the tables.

The following pro forma financial statements should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma consolidated financial statements;

•	our audited consolidated financial statements for the year ended December 31, 2009 and our unaudited consolidated financial statements as of and for the six months ended June 30, 2010 and the notes relating thereto; and

•	the combined statements of operating activities of National Starch for the year ended December 31, 2009 and the period ended June 25, 2010 and the combined statements of assets and liabilities at June 25, 2010 and the notes relating thereto, included in our Current Report on Form 8-K filed with the SEC on September 14, 2010.

Unaudited pro forma consolidated statement of income
for the six month period ended June 30, 2010

		National
		Starch				Pro forma
(in millions, except per share data)	Corn Products	IFRS	Adjustments			Corn Products

Net sales before shipping and handling costs	$2,060		$662	5	(i)	$2,722
Less—shipping and handling costs	120		8	5	(i)	128
Net sales	1,940	$654				2,594
Cost of sales	1,633	487	3	3	(i), 4b(vi)	2,123
Gross profit	307	167	(3)			471
Operating expenses	143	100	(1)	3	(i), 4b(iv), 4b(vii)	242
Other expense (income)-net	(5)	1				(4)
Impairment/restructuring charges	21	—				21
Operating income	148	66	(2)			212
Financing costs-net	11	—	27	4	b(iv), 4b(v)	38
Income before income taxes	137	66	(29)			174
Provision for income taxes	53	—	(9)	4	b(iv), 4b(viii)	44
Net Income	84	66	(20)			130
Less: Net income attributable to non-controlling interests	4	—				4
Net income attributable to CPI	80	66	(20)			126
Weighted average common shares outstanding
Basic	75.4					75.4
Diluted	76.5					76.5
Earnings per common share of CPI:
Basic	1.06					1.67
Diluted	1.05					1.65

Unaudited pro forma consolidated statement of income
for the year ended December 31, 2009

		National
		Starch			Pro forma
(in millions, except per share data)	Corn Products	IFRS	Adjustments		Corn Products

Net sales before shipping and handling costs	$3,890		$1,237	5(i)	$5,127
Less—shipping and handling costs	218		12	5(i)	230
Net sales	3,672	$1,225			4,897
Cost of sales	3,152	978	6	3(i), 4b(vi)	4,136
Gross profit	520	247	(6)		761
Operating expenses	247	199	4	3(i), 4b(vii)	450
Other expense (income)-net	(5)	(4)			(9)
Impairment/restructuring charges	125	—	74	3(ii)	199
Operating income	153	52	(84)		121
Financing costs-net	38	—	53	4b(iv), 4b(v)	91
Income before income taxes	115	52	(137)		30
Provision for income taxes	68	—	(21)	4b(viii)	47
Net Income (loss)	47	52	(116)		(17)
Less: Net income attributable to non-controlling interests	6	—			6
Net income (loss) attributable to CPI	41	52	(116)		(23)
Weighted average common shares outstanding
Basic	74.9				74.9
Diluted	75.5				75.5
Earnings (loss) per common share of CPI:
Basic	0.55				(0.31)
Diluted	0.54				(0.31)

Unaudited pro forma consolidated balance sheet
at June 30, 2010

		National
	Corn	Starch			Pro forma
(in millions)	Products	IFRS	Adjustments		Corn Products

Assets
Current assets
Cash and cash equivalents	$326	$—	$(234)	4a, 4b(ii), 4b(iv), 4b(v)	$92
Accounts receivable—net	472	178	(5)	5(ii)	645
Inventories	399	210	(2)	3(iv)	607
Prepaid expenses	32	—	(8)	4b(iv), 5(ii)	24
Deferred income tax assets	25	—			25
Total current assets	1,254	388	(249)		1,393
Property, plant and equipment—net	1,515	472	47	3(i), 4b(ii), 4b(vi)	2,034
Goodwill and other intangible assets	243	—	725	3(i), 3(ii) 4b(ii),	968
				4b(vii)
Deferred income tax assets	2	—	5	4b(viii)	7
Investments	11	—			11
Other assets	81	30	(4)	3(i), 4b(iv)	105
Total assets	3,106	890	522		4,518
Liabilities and equity
Current liabilities
Short-term borrowings and current portion of long-term debt	100	—			100
Deferred income taxes	—	—			—
Accounts payable and accrued liabilities	476	211	27	4b(iv)	714
Total current liabilities	576	211	27		814
Non-current liabilities	148	144		3(iii), 4b(ii)	292
Long-term debt	499	—	1,155	4a, 4b(v)	1,654
Deferred income taxes	111	—	14	4b(ii)	125
Share-based payments subject to redemption	6	—			6
Stockholders’ equity
Preferred stock—authorized 25,000,000 shares-$0.01 par value, none issued	—	—			—
Common stock—authorized 200,000,000 shares-$0.01 par value, 75,419,870 issued at June 30, 2010	1	—			1
Additional paid-in capital	1,101	—			1,101
Less: Treasury stock (common stock; 4,168,455 shares at June 30, 2010) at cost	(6)	—			(6)
Contributed Capital	—	535	(535)	3(i), 3(ii), 3(iii),	—
				3(iv), 4a, 4b(ii), 4b(ix)
Accumulated other comprehensive loss	(332)	—			(332)
Retained earnings	979	—	(139)	4b(iv), 4b(v), 4b(vi),	840
				4b(vii), 4b(viii)
Stockholders’ equity	1,743	535	(674)		1,604
Non-controlling interests	23	—			23
Total equity	1,766	535	(674)		1,627
Total liabilities and equity	3,106	890	522		4,518

Notes to unaudited pro forma consolidated financial statements

1.	Basis of presentation

The unaudited pro forma consolidated financial statements have been derived from the underlying financial statements prepared in accordance with GAAP and IFRS and reflect the Acquisition.

The underlying financial information for Corn Products, as prepared in accordance with GAAP, has been derived from our audited consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2009 and from our unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2010 contained in our Quarterly Report on Form 10-Q. The underlying financial information for National Starch, as prepared in accordance with recognition and measurement principles of IFRS, has been derived from the audited combined financial statements as of December 31, 2009 and the unaudited condensed combined interim financial statements as of and for the 176 days ended June 25, 2010 included in our Current Report on Form 8-K filed with the SEC on September 14, 2010.

In January 2008, AkzoNobel completed the acquisition of Imperial Chemical Industries PLC, or ICI. National Starch was an existing business of ICI. The National Starch audited and unaudited statements have been prepared on a combined basis from the books and records of AkzoNobel to represent the assets and liabilities and operating activities of National Starch as if it had existed as a group of combined businesses as of and for the periods presented in these pro forma statements.

The National Starch financial statements, as prepared in accordance with IFRS, exclude all purchase price allocation impacts related to their business resulting from AkzoNobel’s purchase of ICI.

The National Starch financial statements include allocations for various expenses, including corporate administration expenses incurred by AkzoNobel and an allocation of certain assets and liabilities historically maintained by AkzoNobel, and an allocation of income and expenses related to such assets and liabilities. These include corporate overhead allocations, pension expenses and liabilities and other post-employment benefit expenses and provisions.

The National Starch financial statements, as prepared in accordance with recognition and measurement principles of IFRS, exclude the effects of financing and taxes since AkzoNobel uses a centralized approach for cash management and to finance its global operations as well as to manage its global tax position.

The proposed acquisition of National Starch by Corn Products has been treated as an acquisition, with Corn Products as the acquirer and National Starch as the acquiree, assuming that the acquisition had been completed on January 1, 2009 for the unaudited pro forma consolidated statements of income and on June 30, 2010 for the unaudited pro forma balance sheet.

The unaudited pro forma consolidated financial information is not intended to reflect the financial position and results of operations which would have actually resulted had the Acquisition been effected on the dates indicated. Further, the unaudited pro forma results of operations are not necessarily indicative of the results of operations that may be achieved in the future. No adjustments have been made for actions that may be taken once the Acquisition is complete, such as any integration plans related to National Starch.

2.	Accounting policies

During the preparation of these pro forma condensed combined financial statements, we were not aware of any material differences between accounting policies of the two companies (after National Starch’s financial information was adjusted from IFRS to GAAP, as discussed in Note 3 below and reclassifications that were recorded, as discussed in Note 5 below).

Following the Acquisition, we will conduct a review of National Starch’s accounting policies in an effort to determine if differences in accounting policies require modification to conform to our accounting policies and classifications. As a result of that review, we may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on these pro forma condensed combined financial statements.

3.	Pro forma GAAP adjustments

The financial information of National Starch that has been presented has been prepared in accordance with the recognition and measurement principles of IFRS. Certain differences exist between IFRS and GAAP, and these differences may be material. The principal relevant differences between GAAP and IFRS that we believe would be material in the preparation of National Starch’s financial statements have been adjusted for, as described below.

The following adjustments have been made to align the National Starch IFRS financial information with GAAP. Since the National Starch financial statements exclude the effect of income taxes, no adjustment for the estimated income tax impact has been made in the pro forma GAAP adjustments.

(i) Push down accounting

On January 2, 2008, AkzoNobel completed the acquisition of ICI. National Starch was an existing business of ICI. AkzoNobel’s basis in National Starch, including purchase accounting, as a result of the January 2, 2008 acquisition, is not reflected in the combined financial statements prepared under IFRS, as there is no IFRS requirement to push down the parent’s basis in a subsidiary’s stand alone financial statements. However, GAAP requires that AkzoNobel’s basis in National Starch be reflected in the National Starch combined financial statements. As a result, the adjustments summarized below have been reflected in the combined statements of operating activities for the periods ended June 30, 2010, and December 31, 2009, as well as the combined statement of assets and liabilities as of June 30, 2010 to reflect the push down of AkzoNobel’s basis in the National Starch combined financial statements under GAAP.

	Period ended	Year ended
	June 30,	December 31,
(in millions)	2010	2009

Adjustments to Statement of Operating Activities Accounts:
Cost of sales (a)	$(2)	$(4)
Operating expenses-Intangible Assets (b)	(15)	(29)
Operating expenses-Unfavorable Contract (c)	—	8
Total adjustments to operating expenses	(15)	(21)

June 30, 2010

Adjustments to Statement of Assets and Liabilities Accounts:
Property, plant and equipment (d)	$26
Goodwill (d)	490
Intangible assets (d)	598
Other assets (e)	(19)

a Adjustment to reflect additional depreciation on property, plant, and equipment related to push down accounting.

b Adjustment to reflect additional amortization on intangible assets related to push down accounting.

c Adjustment to reflect the reversal of an unfavorable contract that was recorded in purchase accounting. This contract was renegotiated at market rates in 2009.

d Adjustments recorded to balance sheet accounts to reflect the application of push down accounting.

e Adjustment recorded to eliminate historical National Starch goodwill and intangible asset balances of $13 million and $6 million, respectively, as these amounts were removed as part of the application of push down accounting.

(ii) Impairments

National Starch tests goodwill and indefinite-lived intangibles for impairment. The application of Accounting Standards Codification 350, Intangibles—Goodwill and Other, resulted in impairment charges of $67 million and $7 million during the year ended December 31, 2009 for goodwill and indefinite-lived intangible assets, respectively.

(iii) Pension and post-retirement benefits

On the combined statement of assets and liabilities as of June 30, 2010, an adjustment of $20 million was recorded to reflect the funded status of the pension plans. Interim period remeasurement of the pension benefit obligation and fair value of the plan assets is not required under GAAP. As a result, an adjustment was recorded to decrease the liability and increase contributed capital by $20 million.

(iv) Hedging Instruments

Under IFRS, the cumulative amount of the hedging instruments’ fair value changes that were recorded in contributed capital are capitalized as basis adjustments to the hedged item upon recognition of the hedged item. Under US GAAP this amount is held in the other comprehensive income component of equity until it is released into the combined statement of operating activities when the hedged item affects earnings. As of June 30, 2010, $2 million of gains were capitalized in the National Starch inventory balance. The unaudited pro forma consolidated balance sheet as of June 30, 2010 has been adjusted to decrease inventory by $2 million and reduce contributed capital by $2 million.

4.	Pro forma transaction adjustments

The following adjustments have been made to reflect Corn Products acquisition of National Starch and the issuance of long-term debt as well as the use of existing cash to fund the acquisition.

a) Estimated purchase price

Corn Products plans to acquire National Starch for cash of $1.3 billion.

For purposes of preparing this unaudited pro forma consolidated financial information, we have assumed that the funding will come from the following sources:

Issuance of senior notes	$900
Revolving credit agreement	200
Existing Cash	200

$1,300

b) Preliminary allocation of purchase consideration to net assets acquired

The table below represents a preliminary allocation of the total cost of the acquisition to National Starch’s tangible and intangible assets and liabilities based on management’s preliminary estimate of their respective fair value as of the date acquisition:

Tangible Assets acquired
Working capital	$182
Property, plant and equipment—net	522
Other assets	11
Liabilities assumed
Non-current liabilities	(144)
Deferred tax liability	(14)
Identifiable intangible assets acquired	357
Goodwill	386
Total purchase price allocated	$1,300

(i) Except as noted below, the carrying value of assets and liabilities in National Starch’s financial statements are considered to be a proxy for the fair value of those assets and liabilities. As this allocation is based on preliminary estimates, additional adjustments to record the fair value of all assets and liabilities and adjustments for consistency of accounting policies may be required.

(ii) Fair value adjustments

For the purposes of the pro forma analysis, the following adjustments have been made to reflect our preliminary estimate of the fair value of the net assets acquired:

•	The intangible assets of National Starch have decreased $234 million to a total value of $357 million to reflect our preliminary estimate of the fair value of intangible assets, including trademarks, customer lists and patents.

•	The property, plant and equipment has been increased $24 million to a total value of $522 million to reflect the preliminary estimate of fair value.

•	Non-current liabilities were increased by $20 million to reflect the fair value of pension and post-retirement benefits liabilities. Under the terms of the sale and purchase agreement, AkzoNobel has agreed to reimburse Corn Products for $7 million of this liability. This amount has been included as an increase to cash.

•	Deferred tax liabilities were increased $14 million in connection with property, plant and equipment, pensions, and purchase price adjustments. Not all tax adjustments have been made since the transaction has not been consummated and we do not have full access to National Starch’s books and records. Therefore, the pro forma financial statements are not necessarily indicative of the deferred tax balances as if Corn Products and National Starch had been a combined company during the specified period.

Goodwill, representing the total excess of the purchase consideration over the fair value of the assets acquired, was decreased by $37 million to $386 million. This allocation is based on preliminary estimates; the final acquisition cost allocation may differ materially from the preliminary assessment outlined above. Any change to the initial estimates of the fair value of the assets and liabilities is expected to be allocated to residual goodwill.

(iii) Transaction funding

We intend to finance the Acquisition, in part, with the issuance of long-term debt. We currently estimate that we will borrow $250 million from our $1 billion senior, unsecured revolving credit facility that matures on September 2, 2013. Of this amount, $200 million will be used as a portion of the cash consideration and $50 million will be used for transaction costs. In addition, we will use $900 million from the proceeds of the sale of senior notes. We will also use $200 million of existing cash. The debt structure and interest rates used for purposes of preparing the unaudited pro forma consolidated financial information may be considerably different than the actual amounts we incur based on market conditions at the time of the debt financing and other factors.

(iv) Transaction costs

We have estimated the National Starch total transaction costs will be $66 million comprised of $30 million of transaction costs expensed as incurred, $16 million of debt issuance costs and $20 million of bridge financing costs. Transaction costs of $23 million have been accrued as a current liability. Because we are required to expense these costs as they are incurred, we have charged them to retained earnings as of June 30, 2010. No adjustment has been made to unaudited pro forma consolidated statement of income for these costs as they are non-recurring expenses.

The unaudited pro forma consolidated statement of income has been adjusted to reflect the reduction of $7 million of transaction costs, net of income tax benefit of $2 million, that were already incurred and recorded in the Corn Products unaudited consolidated statement of income for the six months ended June 30, 2010 on the basis that they are non-recurring expenses.

We have estimated that $16 million of the total transaction costs will be allocated to debt issuance costs. This amount includes upfront and arranger fees, underwriting fees and other fees and costs relating to the issuance of debt. These costs may ultimately be different than the amount assumed for the purposes of this unaudited pro forma consolidated financial information due to differences in the amount of debt ultimately issued and certain other factors. These differences could be material. The costs allocated to debt issuance have been capitalized and reflected in the June 30, 2010 unaudited pro forma consolidated balance sheet as an increase in prepaid expenses of $3 million and an increase in other assets of $13 million. In the unaudited pro forma consolidated statements of income, these costs are amortized to expense over the life of the debt instruments under the effective interest method. The estimated expense is $3 million for the year ended December 31, 2009 and $2 million for the six months ending June 30, 2010.

In addition, in our historical June 30, 2010 condensed consolidated balance sheet have recorded $16 million of bridge financing costs in prepaid expenses. This amount has been adjusted in the pro forma financial statements to reduce prepaid expenses and reduce retained earnings because this amount represents non-recurring transaction costs that will be expensed upon completion of the transaction. Therefore, the amounts are not included in the pro forma statements of income. Also, there will be an additional $4 million of bridge financing costs incurred at the completion of the transaction. This amount has been adjusted in the pro forma financial statements by increasing accounts payable and accrued liabilities and reducing retained earnings. This amount also represents non-recurring transaction costs that will be expensed upon completion of the transaction and is therefore not included in the pro forma statements of income.

(v) Interest expense

An adjustment of $50 million to record pro forma interest expense was made for the year ended December 31, 2009 and an adjustment of $25 million was made for the six month period ending June 30, 2010. The interest charges are based on the weighted average interest rate on $1.15 billion of bank debt and Senior Notes issued as if such an amount was issued at January 1, 2009 and outstanding at December 31, 2009 and June 30, 2010.

The $1.15 billion bank debt and senior notes issued is based on $1.3 billion of cash consideration plus $50 million of debt to be used for transaction costs, less use of cash of $200 million. The weighted average interest rate of the bank debt and senior notes issued of 4.29% was used to calculate interest expense.

(vi) Depreciation expense

Property, plant and equipment was increased by $24 million to its fair value of $522 million. For purposes of determining additional depreciation expense, the fair value adjustment has been assumed to have a weighted average remaining life of 10 years. An adjustment to increase estimated depreciation expense of $2 million was made for the year ended December 31, 2009 and $1 million for the six months ended June 30, 2010.

(vii) Amortization expense

Definite lived intangible assets were decreased by $239 million to a fair value of $262 million. The weighted average useful life of the intangible assets is estimated at 26 years. An adjustment to record the decrease in estimated amortization expense of $17 million was made for the year ended December 31, 2009 and $9 million for the six month period ended June 30, 2010.

(viii) Income taxes

In the unaudited pro forma consolidated income statement an income tax benefit of $21 million was recorded for the year ended December 31, 2009 and $11 million for the six months ending June 30, 2010 and relates to adjustments made for interest expense and financing costs. The expense was calculated using an estimated tax rate of approximately 38%, which is our best estimate based on the information presently available. A deferred tax asset of $5 million was recorded in relation to transaction funding adjustments. Not all tax adjustments have been made since the transaction has not been consummated and we do not have full access to National Starch’s books and records. Therefore the pro forma financial statements are not necessarily indicative of the deferred tax balances and income tax expense as if Corn Products and National Starch had been a combined company during the specified period.

(ix) Capital contribution

An adjustment to eliminate the National Starch contributed capital of $535 million was recorded in the unaudited pro forma consolidated balance sheet at June 30, 2010.

5.  Reclassifications

Certain financial statement line items included in National Starch’s historical presentation have been recast to conform the National Starch financial statement presentation to that of Corn Products.

(i) Shipping and handling costs that were not separately disclosed within revenues by National Starch are presented as a separate component of net sales by Corn Products. These costs were $8 million and $12 million for the six months ended June 30, 2010 and the year ended December 31, 2009, respectively.

(ii) Prepaid expenses of $5 million included as part of trade and other receivables by National Starch are presented separately as prepaid expenses as of June 30, 2010.

Description of the notes

The following description of the particular terms of the notes supplements the description of the general terms and provisions of the “debt securities” set forth in the accompanying prospectus, to which reference is made. References to “Corn Products,” “the Company,” “we,” “us” and “our” in this section are only to Corn Products International, Inc. and not to its subsidiaries.

The notes will be issued under an indenture dated as of August 18, 1999, between us and The Bank of New York Mellon Trust Company, N.A. (as successor trustee to The Bank of New York), as trustee. We previously issued $100 million in aggregate principal amount of 6.625% Senior Notes due 2037, which we refer to as the existing 2037 notes, under the indenture. The 2037 notes offered hereby will be treated as a single series with our existing 2037 notes for purposes of the indenture, and the 2015 notes and 2020 notes will be separate series of debt securities under the indenture.

General

The 2015 notes will mature on November 1, 2015 and will bear interest at the rate of 3.200% per annum. The 2020 notes will mature on November 1, 2020 and will bear interest at the rate of 4.625% per annum. The 2037 notes will mature on April 15, 2037 and will bear interest at the rate of 6.625% per annum.

Interest on the 2015 notes and the 2020 notes will accrue from September 17, 2010 and is payable semiannually on May 1 and November 1 of each year, commencing on May 1, 2011. Interest on the 2037 notes will accrue from April 15, 2010 and is payable semiannually on April 15 and October 15 of each year, commencing on October 15, 2010. Interest will be paid to the person in whose name the note is registered, subject to certain exceptions as provided in the indenture, at the close of business on the April 15 or October 15 immediately preceding the applicable interest payment date, in the case of the 2015 notes and the 2020 notes, and at the close of business on the April 1 or October 1 immediately preceding the applicable interest payment date, in the case of the 2037 notes. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal and interest will be payable, and the notes will be transferable or exchangeable, at the office or offices or agency maintained by us for these purposes. Payment of interest on the notes may be made at our option by check mailed to the registered holders.

The notes will be unsecured obligations of our company and will rank equally with all our other unsecured, senior indebtedness. The notes will be effectively subordinated to all liabilities of our subsidiaries, including trade payables. Since we conduct many of our operations through our subsidiaries, our right to participate in any distribution of the assets of a subsidiary when it winds up its business is subject to the prior claims of the creditors of the subsidiary. This means that your right as a holder of our notes will also be subject to the prior claims of these creditors if a subsidiary liquidates or reorganizes or otherwise winds up its business. Unless we are considered a creditor of the subsidiary, your claims will be recognized behind these creditors. At June 30, 2010, we had approximately $599 million of indebtedness outstanding on a consolidated basis, of which approximately $100 million is subsidiary indebtedness. This subsidiary indebtedness is structurally senior to the notes.

The indenture does not limit the amount of notes, debentures or other evidences of indebtedness that we may issue under the indenture and provides that notes, debentures or other evidences of indebtedness may be issued from time to time in one or more series. We may from time to time, without giving notice to or seeking the consent of the holders of the notes, issue notes having the same ranking and the same interest rate, maturity and other terms as either series of notes issued in this offering. Any additional securities having such similar terms, together with the applicable notes, will constitute a single series of securities under the indenture if such additional securities are fungible with the previously issued notes for U.S. federal income tax purposes.

Any payment otherwise required to be made in respect of the notes on a date that is not a business day will be made on the next succeeding business day with the same force and effect as if made on that date. No additional interest shall accrue as a result of a delayed payment. A business day is defined in the indenture as a day other than a Saturday, Sunday or other day on which banking institutions in New York City, or any other city in which the paying agent is being utilized, are authorized or required by law or executive order to close.

The notes will be issued only in fully registered form without coupons and in minimum denominations of $2,000 or any whole multiple of $1,000, in the case of the 2015 notes and the 2020 notes and in minimum denominations of $1,000 or any whole multiple of $1,000, in the case of the 2037 notes. No service charge will be made for any transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange. Each series of notes will be represented by one or more global certificates registered in the name of a nominee of The Depository Trust Company. Except as described in the accompanying prospectus under “Description of Debt Securities—Book-Entry,” the notes will not be issuable in certificated form.

Special mandatory redemption

We expect to use all of the net proceeds from this offering in connection with the Acquisition, as described under the heading “Use of Proceeds.” The closing of this offering is expected to occur prior to the completion of the Acquisition. The 2015 notes and the 2020 notes will be subject to a special mandatory redemption in the event the Sale Agreement governing the Acquisition is terminated or the Acquisition is not consummated on or prior to March 31, 2011. In that event, the 2015 notes and the 2020 notes will be redeemed at a special mandatory redemption price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the redemption date.

If such a redemption event occurs, we are required to give written notice to the Trustee, not later than 2:00 p.m. on the immediately following business day, that the 2015 notes and the 2020 notes shall be redeemed. Not later than the fifth business day following receipt of such notice, we, or the Trustee on our behalf, will mail notice of redemption to the registered holders of the 2015 notes and the 2020 notes, specifying the redemption date, which shall be the fifth business day following mailing of the notice. We will be obligated to pay the redemption price in accordance with the rules of the depository for the notes on the redemption date.

The 2037 notes are not subject to this special mandatory redemption.

Optional redemption

The notes will be redeemable, in whole at any time or in part from time to time, at our option at a redemption price equal to the greater of:

(i) 100% of the principal amount of the notes of such series to be redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 30 basis points, plus accrued interest thereon to the date of redemption. Notwithstanding the foregoing, installments of interest on a series of notes being redeemed that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to such series of notes and the indenture.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the series of notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Quotation Agent” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (i) in the case of the 2015 notes and the 2020 notes, each of J.P. Morgan Securities LLC, Banc of America Securities LLC and Citigroup Global Markets Inc. (or their respective affiliates that are Primary Treasury Dealers) and their respective successors, and in the case of the 2037 notes, each of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated (or their respective affiliates that are Primary Treasury Dealers) and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City, which we refer to as a Primary Treasury Dealer, we will substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the series of notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the series of notes or portions thereof called for redemption. If less than all of a series of the notes are to be redeemed, the notes to be redeemed shall be selected by lot by The Depository Trust Company, in the case of notes represented by a global certificate, or by the Trustee by a method the Trustee deems to be fair and appropriate, in the case of notes that are not represented by a global certificate.

Sinking fund

The notes will not be entitled to any sinking fund.

Repurchase upon change of control repurchase event

If a Change of Control Repurchase Event (as defined below) occurs with respect to a series of notes, unless we have exercised our right to redeem the notes of that series as described above, we will make an offer to each holder of notes of that series to repurchase all or any part (equal to $2,000 or in integral multiples of $1,000 in excess thereof, in the case of the 2015 notes and the 2020 notes, and in integral multiples of $1,000, in the case of the 2037 notes) of that holder’s notes of that series at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus any accrued and unpaid interest on the notes repurchased to the date of repurchase. Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control (as defined below), but after the public announcement of an impending Change of Control, we will mail a notice to each holder, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to repurchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice.

We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, or the Exchange Act, and any other securities laws and regulations thereunder, to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the notes by virtue of such conflict.

On the Change of Control Repurchase Event payment date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes (equal to $2,000 or in integral multiples of $1,000 in excess thereof, in the case of the 2015 notes and the 2020 notes, and in integral multiples of $1,000, in the case of the 2037 notes) properly tendered pursuant to our offer;

•	deposit with the paying agent an amount equal to the aggregate repurchase price in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by us.

The paying agent will promptly mail to each holder of notes properly tendered the repurchase price for the notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided, that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

We will not be required to make an offer to repurchase the notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us, and such third party purchases all notes properly tendered and not withdrawn under its offer.

We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings.

Definitions

“Below Investment Grade Rating Event” means, with respect to each series of notes, the notes of that series are rated below Investment Grade by each of the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that, in the case of the 2037 notes, a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Repurchase Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Corn Products and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than Corn Products or one of its subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of Corn Products’ Voting Stock; or (3) the first day on which a majority of the members of Corn Products’ Board of Directors are not Continuing Directors.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Corn Products who (1) was a member of such Board of Directors on the date of the issuance of the notes; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of Corn Products’ proxy statement in which such member was named as a nominee for election as a director).

“Fitch” means Fitch Ratings Ltd.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB− or better by S&P (or its equivalent under any successor rating categories of S&P); and a rating of BBB− or better by Fitch (or its equivalent under any successor rating categories of Fitch); or the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by us.

“Moody’s” means Moody’s Investors Service Inc.

“Rating Agency” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us as a replacement agency for Fitch, Moody’s or S&P, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc.

“Voting Stock” of any specified person means capital stock of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such person, even if the right so to vote has been suspended by the happening of such a contingency.

Events of default

With respect to each series of notes, “Event of Default” shall have the meaning set forth in the accompanying prospectus under “Description of Debt Securities—Events of Default,” except that the failure to pay any principal, premium or interest on any of our Indebtedness will only constitute an “Event of Default” in the case of any such failure which relates to at least $50 million of Indebtedness in the aggregate (excluding indebtedness evidenced by the debt securities or otherwise arising under the indenture), and the continuation of such failure after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness.

Book entry, delivery and form

The notes will be issued in the form of one or more fully registered global certificates, which we refer to as a global certificate, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, which we refer to as the Depositary, and registered in the name of Cede & Co., the Depositary’s nominee. We will not issue notes in certificated form except in certain circumstances. Beneficial interests in the global certificates will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary, which we refer to as the Depositary Participants. Investors may elect to hold interests in the global certificates through either the Depositary (in the United States), or Clearstream Banking Luxembourg S.A., which we refer to as Clearstream Luxembourg, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as Euroclear, (in Europe) if they are participants in those systems, or indirectly through organizations that are participants in those systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream Luxembourg and JPMorgan Chase Bank acts as U.S. depositary for Euroclear, which we refer to as the U.S. Depositaries. Beneficial interests in the global certificates will be held in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof, in the case of 2015 notes and the 2020 notes and in minimum denominations of $1,000 or any whole multiple of $1,000, in the case of the 2037 notes. Except as set forth below, the global certificates may be transferred, in whole but not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

The Depositary has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants, which we refer to as Direct Participants, deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority. Access to the Depositary’s book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, which we refer to as Indirect Participants. The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the SEC.

Clearstream Luxembourg has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations, known as Clearstream Luxembourg participants, and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg participants through electronic book-entry changes in accounts of Clearstream Luxembourg participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream Luxembourg participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream Luxembourg participant either directly or indirectly.

Distributions with respect to the notes held beneficially through Clearstream Luxembourg will be credited to the cash accounts of Clearstream Luxembourg participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

Euroclear has advised us that it was created in 1968 to hold securities for its participants, known as Euroclear participants, and to clear and settle transactions between Euroclear participants and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear is owned by Euroclear Clearance System Public Limited Company and operated through a license agreement by Euroclear Bank S.A./N.V., known as the Euroclear operator. The Euroclear operator provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing and related services. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters.

Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively referred to as the terms and conditions. The terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. Depositary for Euroclear.

If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue the notes in definitive form in exchange for the entire global certificate representing such notes. In addition, we may at any time, and in our sole discretion, determine not to have the notes represented by the global certificate and, in such event, will issue notes in definitive form in exchange for the global certificate representing such notes. In any such instance, an owner of a beneficial interest in the global certificate will be entitled to physical delivery in definitive form of notes represented by such global certificate equal in principal amount to such beneficial interest and to have such notes registered in its name.

Title to book-entry interests in the notes will pass by book-entry registration of the transfer within the records of Clearstream Luxembourg, Euroclear or the Depositary, as the case may be, in accordance with their respective procedures. Book-entry interests in the notes may be transferred within Clearstream Luxembourg and within Euroclear and between Clearstream Luxembourg and Euroclear in accordance with procedures established for these purposes by Clearstream Luxembourg and Euroclear. Book-entry interests in the notes may be transferred within the Depositary in accordance with procedures established for this purpose by the

Depositary. Transfers of book-entry interests in the notes among Clearstream Luxembourg and Euroclear and the Depositary may be effected in accordance with procedures established for this purpose by Clearstream Luxembourg, Euroclear and the Depositary.

Global clearance and settlement procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between Depositary Participants will occur in the ordinary way in accordance with the Depositary’s rules and will be settled in immediately available funds using the Depositary’s Same-Day Funds Settlement System. Secondary market trading between Clearstream Luxembourg participants and Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through the Depositary, on the one hand, and directly or indirectly through Clearstream Luxembourg or Euroclear participants, on the other, will be effected through the Depositary in accordance with the Depositary’s rules on behalf of the relevant European international clearing system by its U.S. Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time).

The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. Depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in the Depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Clearstream Luxembourg participants and Euroclear participants may not deliver instructions directly to their respective U.S. Depositaries.

Because of time-zone differences, credits of the notes received in Clearstream Luxembourg or Euroclear as a result of a transaction with a Depositary Participant will be made during subsequent securities settlement processing and dated the business day following the Depositary settlement date. Such credits, or any transactions in the notes settled during such processing, will be reported to the relevant Euroclear participants or Clearstream Luxembourg participants on that business day. Cash received in Clearstream Luxembourg or Euroclear as a result of sales of notes by or through a Clearstream Luxembourg participant or a Euroclear participant to a Depositary Participant will be received with value on the business day of settlement in the Depositary but will be available in the relevant Clearstream Luxembourg or Euroclear cash account only as of the business day following settlement in the Depositary.

Although the Depositary, Clearstream Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of securities among participants of the Depositary, Clearstream Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and they may discontinue the procedures at any time.

Material U.S. federal income tax considerations

The following is a general discussion of the material U.S. federal income tax consequences to beneficial owners of the notes of the acquisition, ownership, and disposition of the notes. This discussion is based upon the Internal Revenue Code of 1986, as amended, which we refer to as the Internal Revenue Code, the U.S. Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. This discussion applies only to beneficial owners that acquire the notes in connection with their initial issuance at their initial offering price and hold the notes as “capital assets” within the meaning of section 1221 of the Internal Revenue Code. This discussion does not address all aspects of U.S. federal income taxation that might be important to particular investors in light of their individual circumstances or the U.S. federal income tax consequences applicable to special classes of taxpayers, such as banks and other financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations, partnerships (or entities properly classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, persons liable for U.S. federal alternative minimum tax, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, former citizens or residents of the United States, and persons holding the notes as part of a hedging or conversion transaction or a straddle. The discussion does not address any foreign, state, local or non-income tax consequences of the acquisition, ownership or disposition of the notes to beneficial owners of the notes.

As used in this prospectus supplement, the term “U.S. Holder” means a beneficial owner of a note who or that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity properly classified as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State within the United States, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (as defined in the Internal Revenue Code) have the authority to control all substantial decisions of the trust, or (ii) in the case of a trust that was treated as a domestic trust under the laws in effect before 1997, a valid election is in place under applicable U.S. Treasury regulations to treat such trust as a domestic trust.

The term “Non-U.S. Holder” means any beneficial owner of a note who or that is not a U.S. Holder and is not a partnership or other entity properly classified as a partnership for U.S. federal income tax purposes. For the purposes of this prospectus supplement, U.S. Holders and Non-U.S. Holders are referred to collectively as “Holders.”

If a partnership or other entity properly classified as a partnership for U.S. federal income tax purposes is a beneficial owner of a note, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Such entities and partners of such entities should consult their own tax advisors about the U.S. federal income and other tax consequences of the acquisition, ownership and disposition of a note.

This discussion is for general purposes only. Holders should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences under federal estate or gift tax laws, as well as foreign, state or local laws and tax treaties, and the possible effects of changes in tax laws.

U.S. federal income taxation of U.S. holders

Special considerations applicable to the 2037 notes

In general

We intend to treat the 2037 notes as issued pursuant to a “qualified reopening” of the existing 2037 notes. For U.S. federal income tax purposes, debt instruments issued in a qualified reopening are deemed to be part of the same issue as the original debt instruments. Under the treatment described in this paragraph, the 2037 notes will have the same issue date and the same issue price as the existing 2037 notes for U.S. federal income tax purposes. Because the existing 2037 notes were not issued with “original issue discount” for U.S. federal income tax purposes, the 2037 notes in this offering also do not have original issue discount. The remainder of this discussion assumes the correctness of the treatment discussed in this paragraph.

Pre-issuance accrued stated interest

A portion of the price paid for a 2037 note will be allocable to stated interest that “accrued” prior to the date the 2037 note is issued (the “pre-issuance accrued stated interest”). We intend to take the position that a portion of the stated interest received, in an amount equal to the pre-issuance accrued stated interest, on the first interest payment date of a 2037 note should be treated as a return of the pre-issuance accrued stated interest and not as a payment of stated interest on the 2037 note. Amounts treated as a return of pre-issuance accrued stated interest should not be taxable when received but should reduce a U.S. Holder’s adjusted tax basis in a 2037 note by a corresponding amount.

Amortizable bond premium

Because the price for a 2037 note in this offering (excluding any amounts that are treated as pre-issuance accrued stated interest as described above) will exceed the sum of all amounts payable on the 2037 note after the purchase date other than qualified stated interest, a U.S. Holder will be considered to have purchased the 2037 note with amortizable bond premium equal to that excess. A U.S. Holder generally may elect to amortize the premium using a constant yield method over the remaining term of the 2037 note and may offset income otherwise required to be included in respect of the 2037 note during any taxable year by the amortized amount of such excess for the taxable year. The election to amortize premium on a constant yield method will also apply to all debt obligations (other than debt obligations the interest on which is excludable from gross income) a U.S. Holder holds at the beginning of or acquires in or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service. If a U.S. Holder does not elect to amortize bond premium, that premium will decrease the gain or increase the loss that the U.S. Holder would otherwise recognize on the sale, exchange, redemption or other disposition of the 2037 note.

Payments of interest

Interest on notes beneficially owned by a U.S. Holder generally will be taxable as ordinary interest income at the time payments are accrued or are received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Mandatory redemption/change of control premium

In certain circumstances, we may be obligated to pay a mandatory redemption premium or a change of control premium on the notes (as described above under “Description of the notes—Special Mandatory Redemption” and “Description of the notes—Repurchase upon Change of Control Repurchase Event,” respectively). These obligations may implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” We intend to take the position that the contingency that such payments will be made is “remote” or “incidental” (within the meaning of applicable Treasury regulations) and therefore that the notes are not subject to the rules governing contingent payment debt instruments. If our position were found to be incorrect and the notes were deemed to be contingent payment debt instruments, a U.S. Holder might, among other things, be required to treat any gain recognized on the sale, exchange, redemption or other taxable disposition of a note as ordinary income rather than capital gain.

Sale, exchange or redemption of the notes

Upon the sale, exchange, redemption or other taxable disposition of the notes, a U.S. Holder generally will recognize gain or loss equal to the difference, if any, between (i) the amount realized upon the sale, exchange, redemption or other taxable disposition of the notes, other than amounts attributable to accrued and unpaid interest (which will be taxed as ordinary interest income to the extent such interest has not been previously included in income), and (ii) the U.S. Holder’s adjusted tax basis in the notes. The amount realized by a U.S. Holder is the sum of cash plus the fair market value of all other property received on such sale, exchange, redemption or other taxable disposition. A U.S. Holder’s adjusted tax basis in the notes generally will be its cost for the notes, provided that in the case of the 2037 notes, a U.S. Holder’s adjusted tax basis will be decreased by (i) any amortized premium on the notes and (ii) any pre-issuance accrued stated interest.

Except as described above under “—Mandatory redemption/Change of Control premium,” the gain or loss a U.S. Holder recognizes on the sale, exchange, redemption or other taxable disposition of the notes generally will be capital gain or loss. Such gain or loss generally will be long-term capital gain or loss if a U.S. Holder has held the notes for more than 12 consecutive months. For individuals, long-term capital gains are currently taxed at a lower rate than ordinary income. The deductibility of capital losses is subject to limitations. A U.S. Holder should consult its own tax advisor regarding the deductibility of capital losses in its particular circumstances.

Backup withholding and information reporting

In general, a U.S. Holder that is not an “exempt recipient” will be subject to U.S. federal backup withholding tax at the applicable rate (currently 28% but scheduled to increase to 31% effective January 1, 2011) with respect to payments on the notes and the proceeds of a sale, exchange, redemption or other taxable disposition of the notes, unless the U.S. Holder provides its taxpayer identification number to the paying agent and certifies, under penalties of perjury, that it is not subject to backup withholding on an Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification) and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided the required information is furnished to the Internal Revenue Service in a timely manner. In addition, payments on the notes made to, and the proceeds of a sale or other taxable disposition by, a U.S. Holder that is not an exempt recipient generally will be subject to information reporting requirements.

U.S. federal income taxation of Non-U.S. holders

Payments of interest

Subject to the discussion below under “—Backup withholding and information reporting,” a Non-U.S. Holder generally will not be subject to U.S. federal withholding tax on interest paid on the notes so long as:

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all of our stock entitled to vote;

•	the Non-U.S. Holder is not a “controlled foreign corporation” that is related to us, actually or by attribution, through stock ownership; and

•	either (i) the Non-U.S. Holder certifies under penalties of perjury on Internal Revenue Service Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding) or a suitable substitute form that it is not a United States person (as defined in the Internal Revenue Code), and provides its name and address, and U.S. taxpayer identification number, if any, or (ii) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the Non-U.S. Holder certifies under penalties of perjury that the certification referred to in clause (i) has been received from the Non-U.S. Holder, and furnishes to us a copy thereof.

A Non-U.S. Holder that does not qualify for exemption from withholding as described above generally will be subject to withholding of U.S. federal income tax at a rate of 30% on payments of interest on the notes. A Non-U.S. Holder may be entitled to the benefits of an income tax treaty under which interest on the notes is subject to a reduced rate of U.S. withholding tax or is exempt from U.S. withholding tax, provided the Non-U.S. Holder furnishes a properly completed and executed Internal Revenue Service Form W-8BEN claiming the reduction or exemption and the Non-U.S. Holder complies with any other applicable procedures. Special rules regarding exemption from, or reduced rates of, U.S. withholding tax may apply in the case of notes held by partnerships or certain types of trusts. Partnerships and trusts that are prospective purchasers should consult their tax advisors regarding special rules that may be applicable in their particular circumstances.

Sale, exchange or redemption of the notes

Generally, any gain recognized by a Non-U.S. Holder on the sale, exchange, redemption or other taxable disposition of a note (other than amounts attributable to accrued and unpaid interest,

which will be treated as described under “—Payments of interest” above) will be exempt from U.S. federal income and withholding tax, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if a treaty applies, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year, and certain other conditions are met.

Effectively connected income

If interest, gain or other income recognized by a Non-U.S. Holder on a note is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if a treaty applies, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder will not be subject to the withholding tax discussed above if the Non-U.S. Holder provides a properly completed and executed Internal Revenue Service Form W-8ECI (Certificate of Foreign Person’s Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States), but the Non-U.S. Holder generally will be subject to U.S. federal income tax on such interest, gain or other income as if it were a United States person (as defined in the Internal Revenue Code). In addition to such U.S. federal income tax, if the Non-U.S. Holder is a corporation, it may be subject to an additional branch profits tax.

Backup withholding and information reporting

The amount of interest paid to the Non-U.S. Holder and the tax withheld from those payments must be reported annually to the Internal Revenue Service and to a Non-U.S. Holder. These reporting requirements apply regardless of whether U.S. withholding tax on such payments was reduced or eliminated by any applicable tax treaty or otherwise. Copies of the information returns reporting those payments and the amounts withheld may also be made available to the tax authorities in the country where a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

Under some circumstances, U.S. Treasury regulations require backup withholding and additional information reporting on payments of interest and other “reportable payments.” Such backup withholding and additional information reporting will not apply to payments on the notes made by us or our paying agent to a Non-U.S. Holder if the certification described above under “—Payments of interest” is received from the Non-U.S. Holder.

Backup withholding and information reporting generally will not apply to payments of proceeds from the sale or other disposition of a note made to a Non-U.S. Holder by or through the foreign office of a broker. However, information reporting requirements, and possibly backup withholding, will apply if such broker is, for U.S. federal income tax purposes, a United States person (as defined in the Internal Revenue Code) or has certain other enumerated connections with the United States, unless such broker has documentary evidence in its records that the Non-U.S. Holder is not a United States person (as defined in the Internal Revenue Code) and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption. Payments of proceeds from the sale or other disposition of a note made to a Non-U.S. Holder by or through the U.S. office of a broker are subject to information reporting and backup withholding at the applicable rate unless the Non-U.S. Holder certifies, under penalties of perjury, that it is not a United States person (as defined in the Internal Revenue Code) and it satisfies certain other conditions or otherwise establishes an exemption. Backup withholding is not an additional tax. A Non-U.S. Holder may obtain a refund or credit against its U.S. federal income tax liability of any amounts withheld under the backup withholding rules, provided the required information is furnished to the Internal Revenue Service in a timely matter.

Non-U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedures for obtaining such an exemption, if available.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a Holder’s particular situation. Prospective purchasers of the notes should consult their own tax advisors with respect to the tax consequences to them of the acquisition, ownership and disposition of the notes, including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

Underwriting

Subject to the terms and conditions contained in an underwriting agreement, dated as of the date of this prospectus supplement between us and the underwriters named below, for whom J.P. Morgan Securities LLC, Banc of America Securities LLC and Citigroup Global Markets Inc. are acting as representatives, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes that appears opposite its name in the table below:

	Principal	Principal	Principal
	amount of	amount of	amount of
Underwriter	2015 notes	2020 notes	2037 notes

J.P. Morgan Securities LLC	$109,375,000	$125,000,000	$46,875,000
Banc of America Securities LLC	52,500,000	60,000,000	22,500,000
Citigroup Global Markets Inc.	52,500,000	60,000,000	22,500,000
ING Financial Markets LLC	14,000,000	16,000,000	6,000,000
BMO Capital Markets Corp.	14,000,000	16,000,000	6,000,000
Rabo Securities USA, Inc.	14,000,000	16,000,000	6,000,000
Mizuho Securities USA Inc.	14,000,000	16,000,000	6,000,000
Lloyds TSB Bank plc	14,000,000	16,000,000	6,000,000
U.S. Bancorp Investments, Inc.	8,750,000	10,000,000	3,750,000
Wells Fargo Securities, LLC	7,875,000	9,000,000	3,375,000
Fifth Third Securities, Inc.	7,000,000	8,000,000	3,000,000
PNC Capital Markets LLC	7,000,000	8,000,000	3,000,000
Scotia Capital (USA) Inc.	7,000,000	8,000,000	3,000,000
Loop Capital Markets LLC	7,000,000	8,000,000	3,000,000
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	7,000,000	8,000,000	3,000,000
HSBC Securities (USA) Inc.	7,000,000	8,000,000	3,000,000
Comerica Securities, Inc.	7,000,000	8,000,000	3,000,000

Total	$350,000,000	$400,000,000	$150,000,000

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to certain conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any such notes are taken.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. In addition, the underwriters initially propose to offer the notes to certain dealers at prices that represent a concession not in excess of 0.350%, 0.400% and 0.500% of the principal amount of the 2015 notes, the 2020 notes and the 2037 notes, respectively. Any underwriter may allow, and any such dealer may reallow, a concession not in excess of 0.225%, 0.250% and 0.250% of the principal amount of the 2015 notes, the 2020 notes and the 2037 notes, respectively, to certain other dealers. After the initial offering of the notes, the underwriters may from time to time vary the offering prices and other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

The following table shows the underwriting discount that we will pay to the underwriters in connection with the offering of the notes:

Paid by us

Per 2015 note	0.600%
Per 2020 note	0.650%
Per 2037 note	0.875%
Total	$6,012,500

Expenses associated with this offering to be paid by us, other than underwriting discounts, are estimated to be approximately $1.8 million.

We have also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.

The 2015 notes and the 2020 notes are new issues of securities for which there is currently no established trading market, and there is only limited trading in our existing 2037 notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices you receive when you sell will be favorable.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating syndicate short positions. In addition, the underwriters may bid for and purchase notes in the open market to cover syndicate short positions or to stabilize the prices of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time.

Lloyds TSB Bank plc is not a U.S. registered broker-dealer and, therefore, to the extent that they intend to effect any sales of the Notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Member State, it has not made and will not make an offer of notes to the public in that Member State except that it may, with effect from and including such date, make an offer of notes to the public in that Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of notes to the public” in relation to any notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/7I/EC and includes any relevant implementing measure in that Member State.

Each underwriter has represented and agreed that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, which we refer to as the Act) in connection with the issue or sale of the notes in circumstances in which Section 21(1) of such Act does not apply to us and (b) it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

Conflicts of interest

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking, derivatives and/or financial advisory, investment banking and other commercial transactions and services with us and our affiliates for which they have received or will receive customary fees and commissions. J.P. Morgan Securities LLC is the sole lead arranger and certain affiliates of Banc of America Securities LLC, Citigroup Global Markets Inc., BMO Capital Markets Corp., ING Financial Markets LLC, Lloyds TSB Bank plc, Mizuho Securities USA Inc., Rabo Securities USA, Inc., U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC, BB&T Capital Markets, a division of Scott & Stringfellow, LLC, Comerica Securities, Inc., Fifth Third Securities, Inc., HSBC Securities (USA) Inc., Loop Capital Markets LLC, PNC Capital Markets LLC and Scotia Capital (USA) Inc. are parties to and lenders under our Bridge Facility that is available to provide financing for the Acquisition. In addition, J.P. Morgan Securities LLC is the sole lead arranger and certain affiliates of Banc of America Securities LLC, Citigroup Global Markets Inc., BMO Capital Markets Corp., ING Financial Markets LLC, Lloyds TSB Bank plc, Mizuho Securities USA Inc., Rabo Securities USA, Inc., U.S. Bancorp Investments, Inc., Wells Fargo Securities, LLC, BB&T Capital Markets, a division of Scott & Stringfellow, LLC, Comerica Securities, Inc., Fifth Third Securities, Inc., HSBC Securities (USA) Inc., Loop Capital Markets LLC, PNC Capital Markets LLC and Scotia Capital (USA) Inc. are parties to and lenders under 2010 Credit Facility. Pursuant to its terms, the lenders’ commitments under the Bridge Facility will be automatically and permanently reduced in an aggregate amount equal to the net proceeds of this offering and will no longer be available to us after this offering. Our Bridge Facility and 2010 Credit Facility were negotiated on an arms-length basis and contain customary terms pursuant to which the lenders receive customary fees.

Legal matters

The validity of the notes will be passed upon for us by Mary Ann Hynes, Esq., our Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer, and Sidley Austin LLP, Chicago, Illinois, and for the underwriters by Davis Polk & Wardwell LLP, New York, New York. Ms. Hynes participates in various employee benefit plans offered by Corn Products and owns, and has options to purchase, shares of Corn Products common stock.

Experts

The consolidated balance sheets of Corn Products International, Inc. and subsidiaries as of December 31, 2009 and 2008, the related consolidated statements of income, comprehensive income, equity and redeemable equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The combined statements of assets and liabilities as of December 31, 2009 and 2008, and the related combined statements of operating activities and identifiable cash flows of the National Starch business of Akzo Nobel N.V. (the “Business”) for the years then ended appearing in Corn Products International, Inc.’s Current Report on Form 8-K filed on September 14, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the Business’ combined financial statements contains an explanatory paragraph that states that the combined financial statements were prepared on the basis of accounting described in Notes 1 and 2 for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Form 8-K of Corn Products International, Inc., and are not intended to be a complete presentation of the Business’ financial position, results of operations or cash flows in full compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

PROSPECTUS

Debt Securities

This prospectus contains a general description of the debt securities Corn Products International, Inc. may offer for sale from time to time. We will describe the specific terms of these debt securities in supplements to this prospectus. The prospectus supplements may add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated and deemed to be incorporated by reference in this prospectus, carefully before you invest.

Investing in our securities involves risks. See “Risk Factors” on page 1 of this prospectus.

This prospectus may not be used to offer to sell any securities unless accompanied by a prospectus supplement.

We may sell the debt securities on a continuous or delayed basis directly to investors or through underwriters, dealers or agents designated from time to time. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus. If any underwriters, dealers or agents are involved in the sale of any debt securities, the applicable prospectus supplement will set forth the names of such underwriters, dealers or agents and any applicable commissions or discounts. The price to the public of such debt securities and the net proceeds we expect to receive from such sale will also be set forth in the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 14, 2010.

Prospectus

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus and the applicable prospectus supplement or in any related free writing prospectus we authorize that supplements this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the cover of the applicable document. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission, or the SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, which we refer to as the Securities Act. Under the automatic shelf registration process, we may, at any time and from time to time, in one or more offerings, sell debt securities under this prospectus. This prospectus provides you with a general description of the debt securities we may offer. Each time we offer debt securities, we will provide a prospectus supplement that will contain specific information about the terms of those debt securities and the offering. The prospectus supplement may also add, update or change the information in this prospectus. Please carefully read this prospectus and the applicable prospectus supplement, together with the documents incorporated and deemed to be incorporated by reference in this prospectus and the additional information described below under the heading “Where You Can Find More Information.”

As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in this prospectus about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. For each of these contracts, agreements or documents filed as an exhibit to the registration statement, we refer you to the actual exhibit for a more complete description of the matters involved.

As used in this prospectus, unless stated otherwise or the context requires otherwise, “Corn Products,” “the Company,” “we,” “us” and “our” refer to Corn Products International, Inc. and its subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. We also file certain reports and other information with the New York Stock Exchange, or the NYSE, on which our common stock is traded. Copies of such material can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Information about us, including our SEC filings, is also available through our website at http://www.cornproducts.com. However, information on our website is not a part of this prospectus or any accompanying prospectus supplement.

The SEC allows us to “incorporate by reference” in this prospectus information that we file with the SEC, which means that we are disclosing important business and financial information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. This prospectus incorporates by reference the documents filed by us listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, prior to the termination of the offering under this prospectus; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the year ended December 31, 2009;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010; and

•	Current Reports on Form 8-K filed with the SEC on February 1, 2010, February 2, 2010, March 23, 2010, March 31, 2010, May 25, 2010, June 21, 2010, July 26, 2010, July 27, 2010 (pursuant to Item 5.02), September 9, 2010 and September 14, 2010, and the amendment to our Current Report on Form 8-K/A filed with the SEC on June 22, 2010.

We will provide free of charge a copy of any or all of the information that has been incorporated by reference in this prospectus if you write to or call us at the following:

Corn Products International, Inc.
5 Westbrook Corporate Center,
Westchester, Illinois 60154
Attention: Corporate Secretary
Telephone: (708) 551-2600

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend these forward looking statements to be covered by the safe harbor provisions for such statements. These statements include, among other things, any predictions regarding our prospects or future financial condition, earnings, revenues, expenses or other financial items, any statements concerning our prospects or future operations, including our management’s plans or strategies and objectives therefor and any assumptions underlying the foregoing. These statements can sometimes be identified by the use of forward looking words such as “may,” “will,” “should,” “anticipate,” “believe,” “plan,” “project,” “estimate,” “expect,” “intend,” “continue,” “pro forma,” “forecast” or other similar expressions or the negative thereof. All statements other than statements of historical facts in this prospectus or the documents incorporated by reference in this prospectus are “forward-looking statements.” These statements are subject to certain inherent risks and uncertainties. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, no assurance can be given that our expectations will prove correct. Actual results and developments may differ materially from the expectations conveyed in these statements, based on various factors, including:

•	uncertainties associated with our acquisitions, including our pending acquisition of National Starch from Akzo Nobel N.V., which include uncertainties as to the satisfaction or waiver of conditions to closing, integration risks and costs and uncertainties associated with the operations of acquired businesses;

•	the effects of the global economic recession and its impact on sales volumes and pricing of our products;

•	our ability to collect our receivables from customers and ability to raise funds at reasonable rates;

•	fluctuations in worldwide markets for corn and other commodities, and the associated risks of hedging against such fluctuations;

•	fluctuations in the markets and prices for co-products, particularly corn oil;

•	fluctuations in aggregate industry supply and market demand; the behavior of financial markets, including foreign currency fluctuations and fluctuations in interest and exchange rates;

•	continued volatility and turmoil in the capital markets;

•	the commercial and consumer credit environment;

•	general political, economic, business, market and weather conditions in the various geographic regions and countries in which we manufacture and/or sell products;

•	future financial performance of major industries served by us, including, without limitation, the food and beverage, pharmaceuticals, paper, corrugated, textile and brewing industries;

•	energy costs and availability, freight and shipping costs,

•	changes in regulatory controls regarding quotas, tariffs, duties, taxes and income tax rates;

•	operating difficulties;

•	boiler reliability;

•	labor disputes; genetic and biotechnology issues;

•	changing consumption preferences and trends;

•	increased competitive and/or customer pressure in the corn-refining industry; and

•	the outbreak or continuation of serious communicable disease or hostilities including acts of terrorism.

Forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement. If we do update or correct one or more of these statements, investors and others should not conclude that we will make additional updates or corrections. For a further description of these and other risks, see “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2009 and subsequent reports on Forms 10-Q or 8-K.

THE COMPANY

Corn Products International, Inc. was incorporated as a Delaware corporation in 1997 and our common stock is traded on the New York Stock Exchange. We manufacture and sell a number of ingredients to a wide variety of food and industrial customers.

We are one of the world’s largest corn refiners and a major supplier of high-quality food ingredients and industrial products derived from wet milling and processing of corn and other starch-based materials.

Our consolidated net sales were $3.67 billion in 2009. Approximately 62 percent of our 2009 net sales were provided from our North American operations, while our South American and Asia/African operations contributed approximately 27 percent and 11 percent, respectively.

Our products are derived primarily from the processing of corn and other starch-based materials, such as tapioca. Corn refining is a capital-intensive, two-step process that involves the wet milling and processing of corn. During the front-end process, corn is steeped in a water-based solution and separated into starch and co-products such as animal feed and corn oil. The starch is then either dried for sale or further processed to make sweeteners and other ingredients that serve the particular needs of various industries.

Our sweetener products include high fructose corn syrup, or HFCS, glucose corn syrups, high maltose corn syrups, caramel color, dextrose, polyols, maltodextrins and glucose and corn syrup solids. Our starch-based products include both industrial and food-grade starches.

Corn Products supplies a broad range of customers in many diverse industries around the world, including the food and beverage, pharmaceutical, paper products, corrugated, laminated paper, textile and brewing industries, as well as the global animal feed and corn oil markets.

We believe our approach to production and service, which focuses on local management and production improvements of our worldwide operations, provides us with a unique understanding of the cultures and product requirements in each of the geographic markets in which we operate, bringing added value to our customers.

Our principal executive offices are located at 5 Westbrook Corporate Center, Westchester, Illinois 60154 and our telephone number is (708) 551-2600.

RISK FACTORS

An investment in our debt securities involves significant risks. Before purchasing any debt securities, you should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus or the applicable prospectus supplement, including the risk factors incorporated by reference herein from our Annual Report on Form 10-K for the year ended December 31, 2009, as updated by subsequent annual, quarterly and other reports and documents we file with the SEC that are incorporated by reference herein or in the applicable prospectus supplement. Our business, financial condition, results of operations or liquidity could be adversely affected by any of these risks.

The risks and uncertainties we describe are not the only ones we face. Additional risks and uncertainties not known to us or that we deem immaterial may also impair our business or operations. Any adverse effect on our business, financial condition, results of operations or liquidity could result in a decline in the value of the debt securities and the loss of all or part of your investment.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, the net proceeds from the sale of the debt securities to which this prospectus relates will be used for general corporate purposes. General corporate purposes may include repayment of debt, acquisitions, additions to working capital, capital expenditures and investments in our subsidiaries. Net proceeds may be temporarily invested prior to use.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges for each of the periods indicated are set forth below. The information set forth below should be read together with the financial statements and the accompanying notes incorporated by reference into this prospectus. See “Where You Can Find More Information.”

	Six
	Months
	Ended
	June 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005

Ratio of earnings to fixed charges(1)	9.11	3.64	8.56	6.46	5.03	4.33

(1)	The ratio of earnings to fixed charges equals earnings divided by fixed charges. Earnings is defined as income before income taxes and earnings of non-controlling interests, plus fixed charges, minus capitalized interest. Fixed charges is defined as interest expense on debt, plus amortization of discount on debt, plus interest portion of rental expense on operating leases.

DESCRIPTION OF DEBT SECURITIES

We will issue the debt securities under an indenture between us and The Bank of New York Mellon Trust Company, N.A. (as successor trustee to The Bank of New York), as trustee. We have summarized selected provisions of the indenture and the debt securities below. This summary is not complete and is qualified in its entirety by reference to the indenture. If you would like more information on the provisions of the indenture, you should review the indenture which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

You should carefully read the summary below, the applicable prospectus supplement and the provisions of the indenture before investing in our debt securities.

References in this section of the prospectus to “Corn Products,” “the Company,” “we,” “us” and “our” are to Corn Products International, Inc., the issuer of the debt securities.

General

We may issue debt securities at any time and from time to time in one or more series without limitation on the aggregate principal amount. The indenture gives us the ability to reopen a previous issue of a series of debt securities and issue additional debt securities of the same series, but we will not reopen a series unless the additional notes are fungible with the previously issued notes for U.S. federal income tax purposes. The debt securities will be unsecured and will rank equally with all our unsecured and unsubordinated indebtedness. The terms of any series of debt securities will be set forth in (or determined in accordance with) a resolution of our Board of Directors or in a supplement to the indenture relating to that series. The terms of our debt securities will include those set forth in the indenture and those made a part of the indenture by the Trust Indenture Act of 1939, as amended.

A supplement to this prospectus will describe specific terms relating to the series of debt securities being offered. If any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will supersede the terms described in this prospectus. These terms will include some or all of the following:

•	the title of the series of debt securities;

•	the total principal amount;

•	the interest rate or rates, if any (which may be fixed or variable), interest payment dates, and whether we may defer interest payments;

•	the date or dates of maturity;

•	whether the debt securities can be redeemed by us;

•	whether the holders will have the right to cause us to repurchase the debt securities;

•	whether there will be a sinking fund;

•	the portion of the debt securities due upon acceleration of maturity in the event of a default;

•	the denominations in which the debt securities will be issuable if other than denominations of $1,000 and any integral multiple of $1,000;

•	the form used to evidence ownership of the debt securities;

•	whether the debt securities are convertible;

•	the manner of payment of principal and interest;

•	additional offices or agencies for registration of transfer and exchange and for payment of the principal, premium (if any), and interest;

•	whether the debt securities will be registered or unregistered, and the circumstances upon which such debt securities may be exchanged for debt securities issued in a different form (if any);

•	if denominated in a currency other than United States dollars, the currency or composite currency in which the debt securities are to be denominated, or in which payments of the principal, premium (if any), and interest will be made and the circumstances when the currency of payment may be changed (if any);

•	if we or a holder can choose to have the payments of the principal, premium (if any), or interest made in a currency or composite currency other than that in which the debt securities are denominated or payable, how such a choice will be made and how the exchange rate between the two currencies will be determined;

•	if the payments of principal, premium (if any), or interest may be determined with reference to one or more securities issued by us, or another company, or any index, how those amounts will be determined;

•	whether defeasance provisions will apply; and

•	any other terms consistent with the indenture.

Each series of debt securities will be a new issue with no established trading market. There can be no assurance that there will be a liquid trading market for the debt securities.

We may purchase debt securities at any time in the open market or otherwise. Debt securities we purchase may, in our discretion, be held or resold, canceled or used by us to satisfy any sinking fund or redemption requirements.

Debt securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate may be sold at a substantial discount below their stated principal amount. Special United States federal income tax considerations applicable to any of these discounted debt securities (or to certain other debt securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes) will be described in a prospectus supplement.

Certain Restrictions

The restrictions summarized in this section apply to all debt securities unless a prospectus supplement indicates otherwise. Certain terms used in the following description of these restrictions are defined under the caption “Certain Definitions” at the end of this section.

Limitations on Secured Debt.  The debt securities will not be secured. If we or our Tax Consolidated Subsidiaries incur debt secured by an interest on Principal Property (including Capital Stock or indebtedness of any Subsidiary), we are required to secure the then outstanding debt securities equally and ratably with (or prior to) our secured debt.

The indenture permits us to create the following types of liens, which we refer to as Permitted Encumbrances, without securing the debt securities:

•	liens existing at the time of acquisition of the affected property or purchase money liens incurred within 270 days after acquisition of the property;

•	liens affecting property of a corporation existing at the time it becomes a Subsidiary or at the time it is merged into or consolidated with or purchased by us or a Tax Consolidated Subsidiary;

•	liens existing on the date of the indenture;

•	certain liens in connection with legal proceedings and government contracts and certain deposits or liens made to comply with government contracts or statutes;

•	certain statutory liens or similar liens arising in the ordinary course of business;

•	liens for certain judgments and awards; and

•	certain extensions, renewals or replacements of any liens referred to above.

Limitations on Sale and Lease-Back Transactions.  We and our Tax Consolidated Subsidiaries may not sell or transfer any Principal Property with the intention of entering into a lease of such facility (except for temporary leases of a term, including renewals, not exceeding five years) unless any one of the following is true:

•	the transaction is to finance the purchase price of property acquired or constructed;

•	the transaction involves the property of someone who is merging with us or one of our Tax Consolidated Subsidiaries who is selling substantially all of its assets to us or one of our Tax Consolidated Subsidiaries;

•	the transaction is with a governmental entity;

•	the transaction is an extension, renewal or replacement of one of the items listed above; or

•	within 120 days after the effective date of such transaction, we or our Tax Consolidated Subsidiaries repay our Funded Debt or purchase other property in an amount equal to the greater of (1) the net proceeds of the sale of the property leased in such transaction or (2) the fair value, in the opinion of our board of directors, of the leased property at the time of such transaction.

Exempted Indebtedness.  Notwithstanding the limitations on secured debt and sale and lease-back transactions, we and our Tax Consolidated Subsidiaries may issue, assume, or guarantee indebtedness secured by a lien or other encumbrance without securing the debt securities, or may enter into sale and lease-back transactions without retiring Funded Debt, or enter into a combination of such transactions, if the sum of the principal amount of all such indebtedness and the aggregate value of all such sale and lease-back transactions does not at any such time exceed 10% of our Consolidated Net Tangible Assets.

Merger, Consolidation and Sale of Assets.  We may not consolidate or merge with or into any other corporation, or sell, lease or transfer all or substantially all of our assets to any other entity, unless:

•	we survive the merger or consolidation or the surviving or successor corporation is a United States, United Kingdom, Italian, French, German, Japanese or Canadian corporation which assumes all of our obligations under the debt securities and under the indenture; and

•	after giving effect to the merger, consolidation, sale, lease or transfer, no event of default under the indenture or no event which, after notice or lapse of time or both, would become an event of default under the indenture shall have occurred and be continuing.

If we sell or transfer substantially all our assets and the purchaser assumes our obligations under the indenture, we will be discharged from all obligations under the indenture and the debt securities.

Certain Definitions

Set forth below is a summary of certain defined terms as used in the indenture. See Article One of the indenture for the full definition of all such terms.

“Capital Stock” means and includes any and all shares, interests, participations or other equivalents (however designated) of ownership in a corporation or other person.

“Consolidated Net Tangible Assets” means the aggregate amount of all assets (less depreciation, valuation and other reserves and items deductible therefrom under generally accepted accounting principles) after deducting (a) all goodwill, patents, trademarks and other like intangibles and (b) all current liabilities (excluding any current liabilities that are extendible or renewable at our option for a time more than twelve months from the time of the calculation) as shown on our most recent consolidated quarterly balance sheet.

“Funded Debt” means any Indebtedness maturing by its terms more than one year from its date of issuance (notwithstanding that any portion of such Indebtedness is included in current liabilities).

“Indebtedness” means with respect to any person (i) any liability of such person (a) for borrowed money, or (b) evidenced by a bond, note, debenture or similar instrument (including purchase money obligations but excluding trade payables), or (c) for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles; (ii) any liability of others described in the preceding clause (i) that such person has guaranteed, that is recourse to such person or that is otherwise its legal liability; and (iii) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i) and (ii) above.

“Principal Property” means any manufacturing plant or warehouse owned or leased by us or one of our Tax Consolidated Subsidiaries located within the United States, the gross book value of which exceeds one percent of Consolidated Net Tangible Assets, other than manufacturing plants and warehouses that are financed by a governmental entity or that, in the opinion of our board of directors, is not of material importance to the business conducted by us and our Tax Consolidated Subsidiaries, taken as a whole.

“Subsidiary” means any corporation of which we control at least a majority of the outstanding stock capable of electing a majority of the directors of such corporation. In this context, control means that we or our Subsidiaries own the stock, or that we or our subsidiaries have the power to direct the voting of the stock, or any combination of these items so long as we have the ability to elect a majority of the directors.

“Tax Consolidated Subsidiary” means a Subsidiary with which we would be entitled to file a consolidated federal income tax return.

Events of Default

Under the indenture, “Event of Default” means, with respect to any series of debt securities:

•	failure to pay interest that continues for 30 days after payment is due;

•	failure to make any principal or premium payment when due;

•	default in the deposit of any sinking fund payment in respect of the debt securities of such series;

•	failure to comply with any of our other agreements contained in the indenture or in the debt securities for 90 days after the trustee notifies us of such failure (or the holders of at least 25% in principal amount of the outstanding debt securities affected by such failure notify us and the trustee);

•	failure to pay any principal, premium or interest on any of our Indebtedness which is outstanding in a principal amount of at least $25 million in the aggregate (excluding Indebtedness evidenced by the debt securities or otherwise arising under the indenture), and the continuation of such failure after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness, or

•	the occurrence or existence of any other event or condition under any agreement or instrument relating to any such Indebtedness that continues after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such event or condition is to accelerate, or to permit the acceleration of, the maturity of such Indebtedness, or

•	the declaration that any such Indebtedness is due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), redeemed, purchased or defeased, or the requirement that an offer to prepay, redeem, purchase or defease such Indebtedness be made, in each case prior to the stated maturity thereof;

•	certain events of bankruptcy, insolvency or reorganization involving us; or

•	any other event of default described in the prospectus supplement.

In general, the trustee must give both us and you notice of a default for the debt securities you hold. The trustee may withhold notice to you (except defaults as to payment of principal, premium or interest) if it determines that the withholding of such notice is in the best interest of the holders affected by the default.

If a default is caused because we fail to comply with any of our agreements contained in the indenture or in the debt securities, either the trustee or the holders of at least 25% principal amount of the debt securities affected by the default may require us to immediately repay the principal and accrued interest on the affected series.

The trustee may refuse to exercise any of its rights or powers under the indenture unless it first receives satisfactory security or indemnity. Subject to certain limitations specified in the indenture, the holders of a majority in principal amount of the then outstanding debt securities of an affected series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture or exercising any trust or power conferred on the trustee with respect to the debt securities of the affected series.

Modification of the Indenture

With the consent of the holders of at least a majority of the principal amount of a series of the debt securities outstanding, we may change the indenture or enter into a supplemental indenture that will then be binding upon that series. However, no changes may be made in this way to any of the following terms:

•	maturity;

•	payment of principal or interest;

•	the currency of the debt;

•	the premium (if any) payable upon redemption;

•	the amount to be paid upon acceleration of maturity; or

•	reducing the percentage required for changes to the indenture.

In addition, we may modify the indenture without the consent of the holders to, among other things:

•	add covenants;

•	change or eliminate provisions of the indenture so long as such changes do not adversely affect current holders; and

•	cure any ambiguity or correct defective provisions.

Discharge of the Indenture

We will be discharged from certain of our obligations relating to the outstanding debt securities of a series if we deposit with the trustee money or certain government obligations sufficient for payment of all principal and interest on those debt securities, when due. However, our obligation to pay the principal of and interest on those debt securities will continue.

We may discharge obligations as described in the preceding paragraph only if, among other things, we have received an opinion of counsel stating that holders of debt securities of the relevant series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and discharge which will be any different than if the deposit and discharge had not occurred.

Book-Entry Securities

The debt securities of a series will be represented by one or more global securities. Unless otherwise indicated in the prospectus supplement, the global security representing the debt securities of a series will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, or DTC, or other successor depositary we appoint and registered in the name of the depositary or its nominee. Unless and until it is exchanged in whole or in part for individual certificates evidencing debt securities, a global security may not be transferred except as a whole by the depositary to its nominee or by the nominee to the depositary, or by the depositary or its nominee to a successor depositary or to a nominee of the successor depositary. The debt securities will not be issued in definitive form unless otherwise provided in the prospectus supplement.

We anticipate that DTC will act as depositary for the debt securities. The debt securities will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee). One fully-registered global security will be issued with respect to each $500 million of principal amount of debt securities of a series, and an additional certificate will be issued with respect to any remaining principal amount of debt securities of such series.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC, in turn is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation (which are also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Purchases of debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each debt security will be recorded on the direct and indirect participants’ records. These beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive a written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, all debt securities deposited by participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of debt securities with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the debt securities. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC’s records reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

Conveyances of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to DTC. If less than all of the debt securities of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such series to be redeemed.

In any case where a vote may be required with respect to the debt securities of any series, neither DTC nor Cede & Co will consent or vote with respect to such debt securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the debt securities of the series are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal of, and premium, if any, and interest, if any, on the debt securities will be paid to Cede & Co., as nominee of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the trustee, on the applicable payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of that participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium and interest to Cede & Co. is the responsibility of us or the trustee. Disbursement of payments from Cede & Co. to direct participants is DTC’s responsibility. Disbursement of payments to beneficial owners is the responsibility of direct and indirect participants.

In any case where we have made a tender offer for the purchase of any debt securities, a beneficial owner must give notice through a participant to a tender agent to elect to have its debt securities purchased or tendered. The beneficial owner must deliver debt securities by causing the direct participants to transfer the participant’s interest in the debt securities, on DTC’s records, to a tender agent. The requirement for physical delivery of debt securities in connection with an optional tender or a mandatory purchase is satisfied when the ownership rights in the debt securities are transferred by direct participants on DTC’s records and followed by a book-entry credit of tendered debt securities to the tender agent’s account.

DTC may discontinue providing its services as depositary for the debt securities at any time by giving reasonable notice to us or the trustee. Under these circumstances, if a successor depositary is not obtained, then debt security certificates must be delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). In that event, debt security certificates will be printed and delivered.

We obtained the information in this section concerning DTC and DTC’s book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee

The Bank of New York Mellon Trust Company, N.A. (as successor trustee to The Bank of New York), or any successor thereto, will serve as trustee under the indenture. The Bank of New York Mellon Trust Company, N.A. is one of a number of banks with which we maintain ordinary banking relationships and from which we have obtained credit facilities and lines of credit.

PLAN OF DISTRIBUTION

We may sell the debt securities covered by this prospectus in any of the following ways:

•	directly to one or more purchasers;

•	through underwriters, dealers or agents; or

•	through a combination of any of these methods of sale.

We will identify the specific plan of distribution, including any direct purchasers or any underwriters, dealers or agents and their compensation in a prospectus supplement.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement accompanying this prospectus, Mary Ann Hynes, the company’s Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer, and Sidley Austin LLP, Chicago, Illinois, special counsel to the company, will pass upon certain legal matters for us with respect to the debt securities. Ms. Hynes participates in various employee benefit plans offered by Corn Products and owns, and has options to purchase, shares of Corn Products common stock.

EXPERTS

The consolidated balance sheets of Corn Products International, Inc. and subsidiaries as of December 31, 2009 and 2008, the related consolidated statements of income, comprehensive income, equity and redeemable equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The combined statements of assets and liabilities as of December 31, 2009 and 2008, and the related combined statements of operating activities and identifiable cash flows of the National Starch business of Akzo Nobel N.V. (the “Business”) for the years then ended appearing in Corn Products International, Inc.’s Current Report on Form 8-K filed on September 14, 2010 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the Business’ combined financial statements contains an explanatory paragraph that states that the combined financial statements were prepared on the basis of accounting described in Notes 1 and 2 for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the Form 8-K of Corn Products International, Inc., and are not intended to be a complete presentation of the Business’ financial position, results of operations or cash flows in full compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board.